UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Annual Report on the Remuneration of BBVA Directors

REFERENCE FINANCIAL YEAR 2020

REPORT APPROVAL DATE 8 FEBRUARY 2021

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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Executive Summary: 2020 Remuneration

Remuneration of executive directors 2020

Waiving of the 2020 Annual Variable Remuneration

In 2020, 330 employees of the Bank, including the two executive directors and the other members of Senior Management, voluntarily waived the Annual Variable Remuneration (AVR) corresponding to that financial year, in view of the exceptional circumstances arising from the COVID-19 crisis and as a gesture of responsibility and commitment towards customers, shareholders, employees and society in general.

In the case of executive directors and members of Senior Management, this waiver covered the entire Annual Variable Remuneration that could have been accrued in 2020.

Consequently, the executive directors have not accrued 2020 Annual Variable Remuneration.

(EUR thousand and shares)

	FIXED			VARIABLE
	Annual Fixed Remuneration	Other Items		2020 AVR		2017 Deferred AVR(2)
Executive directors		In kind	Other (1)	Cash	Shares	Cash(3)	Shares
Group Executive Chairman (Carlos Torres Vila)	2,453	228	—	0	0	411	83,692
Chief Executive Officer (Onur Genç)	2,179	132	1,254	0	0	307	39,796

(1)	Fixed amounts in cash corresponding to cash in lieu of pension and mobility allowance.
(2)

In 2021, the 2017 Deferred AVR (60% of the total 2017 AVR) vesting is 60% in the case of the Group Executive Chairman and the whole of it in the case of the Chief Executive Officer, as set out in section 3.3.3 of this Report. For the calculation of the Chief Executive Officer’s 2017 Deferred AVR in euros the closing exchange rate of January 2021 has been used (1.2136 USD/EUR).

(3)	Including year-on-year CPI actualization.

Pension system contributions in 2020

			(EUR thousand)
Director	Pension systems
	Annual contribution(1)		Insurance premiums
Group Executive Chairman	1,642	(*)	377
Chief Executive Officer	—		253

(1)

15% of the annual contribution to the Group Executive Chairman’s retirement pension of 2019, that is, EUR 246 thousand, was registered in that financial year as “discretionary pension benefits”, which was already declared by the Bank at the end of that financial year. Once 2019 financial year ended, such amount was adjusted by reference to the result of 2019 AVR, which led to an additional contribution of EUR 15 thousand, which was included in the accumulated fund in 2020.

(*)	Transformation of the Group Executive Chairman’s pension system

The Policy foreseen for 2021 introduces an important change regarding the Group Executive Chairman’s pension system, involving a significant reduction of the annual contribution to the retirement pension, which will represent 15% of his annual fixed remuneration, as indicated in section 4.2 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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Remuneration of non-executive directors 2020

Fixed annual amounts

							(EUR thousand)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (1)	Total
José Miguel Andrés Torrecillas	129	111	66	36		115		50	507
Jaime Caruana Lacorte	129	167	165	107					567
Raúl Galamba de Oliveira (2)	107			71			32		211
Belén Garijo López	129		66		107	46			349
Sunir Kumar Kapoor	129						43		172
Lourdes Máiz Carro	129		66		43				238
José Maldonado Ramos	129	167				46			342
Ana Peralta Moreno	129		66		43				238
Juan Pi Llorens	129			214		46	43	80	512
Ana Revenga Shanklin (2)	97			71					168
Susana Rodríguez Vidarte	129	167		107		46			449
Carlos Salazar Lomelín (2)	97				29				125
Jan Verplancke	129				29		43		200

Total	1,588	611	431	606	250	301	161	130	4,078

(1)	Amounts received in 2020 by José Miguel Andrés Torrecillas, as Deputy Chair of the Board of Directors, and Juan Pi Llorens, as Lead Director.
(2)	Directors appointed by the General Shareholders’ Meeting on 13 March 2020. Remunerations received in accordance to the date of acceptance of the appointment.

In addition, non-executive directors received remuneration in kind amounting to a total of EUR 95 thousand in 2020.

System of fixed remuneration with deferred delivery of BBVA shares

These shares are delivered after directors cease to hold office, provided that this is on any grounds other than serious breach of duties.

Non-executive directors	“Theoretical shares” allocated in 2020(2)	“Theoretical shares” accumulated as of 31/12/2020
José Miguel Andrés Torrecillas	20,252	75,912
Jaime Caruana Lacorte	22,067	31,387
Raúl Galamba de Oliveira(1)	0	0
Belén Garijo López	14,598	62,126
Sunir Kumar Kapoor	7,189	22,915
Lourdes Máiz Carro	10,609	44,929
José Maldonado Ramos	14,245	108,568
Ana Peralta Moreno	10,041	15,665
Juan Pi Llorens	20,676	92,817
Ana Revenga Shanklin(1)	0	0
Susana Rodríguez Vidarte	18,724	141,138
Carlos Salazar Lomelín(1)	0	0
Jan Verplancke	7,189	12,392

Total	145,590	607,849

(1)	Directors appointed by the General Shareholders’ Meeting on 13 March 2020.
(2)

The number of “theoretical shares” allocated to each non-executive director is equivalent to 20% of the total allowance in cash received in 2019 by each of them, according to the average closing prices of the BBVA share during the 60 trading sessions prior to the General Shareholders’ Meeting of 13 March 2020, which was of 4.77 euros per share.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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Changes to the Directors’ Remuneration Policy for 2021

At the proposal of the Remunerations Committee, the BBVA Board of Directors has approved a new Directors’ Remuneration Policy, for its application during the 2021, 2022 and 2023 financial years, which will be submitted for approval by the next Annual General Shareholders’ Meeting of the Company,

The main developments with regard to the current Directors’ Remuneration Policy, as detailed in section 4 of this Report, are the following:

•	Explicit incorporation of the principle of equal pay for men and women.

•	Incorporation of sustainability metrics into the variable remuneration scheme for executive directors.

•	Changes to the payment schedule for the Deferred Portion of the Annual Variable Remuneration for executive directors.

•	Transformation of the Group Executive Chairman’s pension system, involving a change to the amounts of his remuneration and a reduction of his total compensation.

•	Changes to the malus and clawback clauses of the Annual Variable Remuneration of executive directors.

•	Adaptation to the new regulations, which will foreseeable entry into force in 2021, and to the good governance recommendations.

•	Technical improvements to enhance transparency and clarity of the remuneration system.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS

COMPANY NAME: Banco Bilbao Vizcaya Argentaria, S.A. REGISTERED OFFICE: Plaza de San Nicolás, número 4, 48005 Bilbao (Bizkaia) TAX ID: A-48265169

1.	Introduction

This document has been drafted in accordance with the provisions of Article 541 of the Spanish Corporate Enterprises Act and Circular 1/20201, of the Spanish National Securities Market Committee (“CNMV”). Thus, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, the “Institution”, the “Company” or the “Bank”), at its meeting held on 8 February 2021, on the proposal of the Remunerations Committee, has resolved to approve the Annual Report on the Remuneration of BBVA Directors (the “Remunerations Report” or the “Report”), with the aim of disclosing complete, clear and understandable information on the remuneration policy which was applicable to the members of the BBVA Board of Directors for the closed financial year (2020) and the detail of the individual remunerations accrued by each director throughout such financial year (in EUR thousand) in accordance which such policy (section 3), as well as on the remuneration policy applicable for the current financial year (2021), which will be submitted for approval to the next General Shareholders’ Meeting of the Bank (section 4).

Additionally, since the BBVA Directors Remuneration Policy is aligned and based on the same principles and scheme that drives the BBVA Group Remuneration Policy, this Report contains information on the BBVA Group Remuneration Policy, which includes the Remuneration Policy for the Identified Staff, which is applicable to the categories of staff who have a significant impact on the BBVA Group’s risk profile, including the members of Senior Management.

This Report, as well as the statistical appendix2 included in section 3.4, has been disclosed as a other relevant information and will be put to a consultative vote, as a separate item on the agenda at the Bank’s next Annual General Shareholders’ Meeting.

Annex 2 to this Report, “Alignment with the Format set out in Circular 1/2020”, indicates where to find, within this document, the information set out in each section of the standardised electronic format published by the CNMV.

This document should be read in conjunction with Note 54 of the Annual Report of BBVA Group’s consolidated Annual Financial Statements for the 2020 financial year, which contains, among others, a breakdown, by director and remuneration item, of the remuneration received by directors in the 2020 financial year; together with BBVA Directors’ Remuneration Policy, which will be submitted for approval to the next General Shareholders’ Meeting, and the Remunerations Committee Report that accompanies it, which will be made available to shareholders on the Bank’s website upon the calling of such General Shareholders’ Meeting (https://shareholdersandinvestors.bbva.com/corporate-governance-and-remuneration-policy/).

[1]

Circular 1/2020, of 6 October, of the National Securities Market Commission, which modifies Circular 5/2013, of 12 June, which establishes the templates for the Annual Corporate Governance Report for listed companies, savings banks and other entities that issue securities traded on official securities markets, and Circular 4/2013, of 12 June, which establishes the templates for the annual report on the remuneration of directors of listed companies and of the members of the Board of Directors and of the control commission of the savings banks that issue securities traded on official securities markets.

[2]	The statistical appendix included in section 3.4 includes additional comments to those included in the one published by the CNMV for the sake of a better understanding of the information provided.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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2.	BBVA Group Remuneration Policy

2.1.	General principles

BBVA has a remuneration policy that applies generally to all employees of the Bank and the companies within its consolidated group (the “BBVA Group” or the “Group”) which focuses on the recurrent generation of value for the Group and seeks to align the interests of its employees and shareholders with prudent risk management.

This policy was designed by the Bank’s Board of Directors, in the scheme of BBVA’s Corporate Governance System, to ensure proper management of the Group and is based on the following principles:

•	creating long-term value;

•	rewarding results attained through prudent and responsible risk-taking;

•	attracting and retaining the best professionals;

•	offering rewards in line with level of responsibility and professional career;

•	ensuring internal equity and external competitiveness;

•	ensuring transparency of the remuneration model.

BBVA has defined the Group Remuneration Policy on the basis of these principles, taking into consideration the need to comply with the legal requirements that are applicable for credit institutions and the different sectors in which it operates, as well as alignment with best market practices. The Policy includes items designed to reduce exposure to excessive risks and adjust remuneration to the Group’s targets, values and long-term interests.

In this regard, the Policy addresses the following requirements:

•	it is consistent with and promotes prudent and effective risk management, offering no incentives to take any risks beyond the level tolerated by the BBVA Group;

•	it is in line with the BBVA Group’s business strategy, objectives, values and long-term interests, and it includes measures to prevent conflicts of interest;

•	it provides a clear distinction between the criteria for determining fixed and variable remuneration;

•	it promotes equal treatment of all staff members without distinction based on gender or personal characteristics of any type; and

•

it aims to provide remuneration that is based neither exclusively nor primarily on quantitative criteria and that takes into account appropriate qualitative criteria that comply with the applicable regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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2.2.	Remuneration Policy for the Identified Staff

As part of the Group Remuneration Policy, BBVA has a specific policy applicable to those categories of staff whose professional activities have a significant impact on the Group’s risk profile (the “Identified Staff”), among which the members of the BBVA Board of Directors3 and Senior Management are included. The Remuneration Policy for the Identified Staff is in line with the regulations and recommendations applicable to remuneration schemes for these categories of staff, and, in particular, complies with the provisions of Spanish Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions (“Act 10/2014”).

This policy aims to further align BBVA’s remuneration practices with applicable regulations, good governance recommendations and best market practices.

The result is an incentive scheme specifically oriented towards aligning the remuneration of the members of the Identified Staff with the Group’s long-term targets, values and interests; to the creation of value; and to prudent risk management; on the basis of, inter alia, the following key features:

•	Balance between fixed and variable components

The fixed and variable components of the total remuneration will be properly balanced, in accordance with the provisions of the applicable regulation, allowing for a fully flexible policy regarding the payment of variable components, which may lead to these being reduced, as applicable, even in their entirety.

For these purposes, the Bank has established “target” ratios between fixed remuneration and variable remuneration, taking into account the functions undertaken and their impact on the risk profile, each being adapted to the current situation of the different countries or functions.

•	Determination and award of annual variable remuneration

The annual variable remuneration (“AVR”) for members of the Identified Staff, as well as the one of executive directors, will be linked to the level of achievement of pre-established targets, both financial and non-financial, defined at Group, area and individual levels, which take into account the Group’s long-term interests and is based on effective risk management.

Under no circumstances will the variable remuneration limit the Group’s capacity to strengthen its capital base in accordance with regulatory requirements, and it will take into account current and future risks.

The current incentive model establishes, as a previous condition, that Annual Variable Remuneration of the Identified Staff (including executive directors and members of Senior Management) will only accrue if BBVA fulfils the capital requirements and a minimum threshold of net attributable profit determined by the Board of Directors, which are the same that are applicable to the whole of the workforce.

Similarly, Annual Variable Remuneration for the Identified Staff for each financial year will be subject to ex- ante adjustments, in such a way that it will be reduced upon performance assessment in the event of a downturn in the Group’s results or other parameters, such as the degree of attainment of budgeted targets.

[3]

The members of BBVA Board of Directors have their own remunerations policy, which is described below, and therefore are expressly excluded from the scope of application of the Remuneration Policy for the Identified Staff of the BBVA Group, although they are members of the Identified Staff by virtue of the provisions of the applicable regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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The Annual Variable Remuneration for the Identified Staff will be calculated on the basis of:

•	annual performance indicators (financial and non-financial), which take into account current and future risks, as well as the strategic priorities defined by the Group;

•	the corresponding scales of achievement, according to the weight assigned to each indicator; and

•	a “target” annual variable remuneration, which represents the amount of AVR if 100% of pre-established targets are met.

•	Specific AVR settlement and payment system

The Annual Variable Remuneration for the Identified Staff, determined as set out above, shall vest and be paid, if conditions are met, subject to the rules listed hereafter. Moreover, the particularities applicable to executive directors and members to the Senior Management are also stated below:

o

40% of the AVR for members of the Identified Staff and 60% for executive directors, Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts will be deferred in each case for a period of three years[4] (for members of the Identified Staff) and for five years (for executive directors and Senior Management).

o

50% of the AVR, for both the upfront payment and the deferred payment, will be established in BBVA shares. For executive directors and members of Senior Management, this percentage will be set at 50% for the upfront payment and 60% for the deferred portion.

o

The deferred portion of the AVR may be reduced (ex-post adjustments), but never increased, based on the results of multi-year performance indicators. These indicators are aligned with the Group’s solvency, liquidity, profitability and recurrence of earnings, taking as target the threshold considered by the Board of Directors for each of these parameters over a time frame of three years.

o

The shares received as AVR shall be withheld for a period of one year after delivery (except for those shares which sale would be required to honour the payment of taxes accruing on the shares delivered) and will not be subject to update.

o	Furthermore, 100% of the AVR for members of the Identified Staff will be subject to malus and clawback arrangements over the entire period of deferral and withholding of the shares.

o

The use of personal hedging strategies or insurance in connection with the remuneration and responsibility that may undermine the effects of alignment with sound risk management is expressly prohibited.

o

Finally, the variable component of the remuneration for a financial year will be limited to 100% of the fixed component of total remuneration, unless the General Shareholders’ Meeting resolves to increase this limit up to a maximum of 200%.

Therefore, BBVA has been gradually implementing a sound and consistent remuneration policy, which contributes to the business strategy and is aligned with the Institution’s long-term interests, shareholders’ interests and prudent risk management.

[4]	This period will be increased up to 4 years once the modifications derived from the transposition into Spanish Law of Directive (EU) 2019/878 (“CRD V”) enter into force.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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3.	Directors’ Remuneration Policy applicable in 2020

Based on the same principles and scheme that guide the Group Remuneration Policy, as described in the previous section, BBVA has a specific remuneration policy for the members of its Board of Directors. Its most recent update was approved by the General Shareholders Meeting held on 15 March 2019, by 94.83% of favourable votes, for the financial years 2019, 2020 and 2021 (the “Directors’ Remuneration Policy”, the “2020 Policy” or, for the purposes of this section 3, the “Policy”). This Policy is available at the Company’s website5.

The 2020 Policy was designed in accordance with corporate legislation and specific regulations applicable to financial institutions, and in accordance with the provisions of the Bylaws, also taking into account the best practices and recommendations on this matter both at local and international levels.

In accordance with the Bank’s Bylaws, the 2020 Policy distinguishes between the remuneration system applicable to directors in such capacity (non-executive directors) and the system applicable to executive directors (who are those who carry out managerial functions in the Company), and includes different measures to reduce excessive risk exposures and to adjust remuneration to the long-term interests of the Institution, in accordance with the stated in section 2 above.

3.1.	Non-executive directors remuneration system

The remuneration system for non-executive directors, in accordance with Article 33º bis of the Bylaws, is based on the criteria of responsibility, dedication and incompatibilities inherent to the role that they undertake and consists of a remuneration that is exclusively fixed, which comprises the following items:

•

An annual fixed allowance in cash which, within the annual maximum amount for all non-executive directors approved by the General Shareholders’ Meeting[6], shall be determined by the Board of Directors taking into account the conditions applicable to each director and the roles and responsibilities attributed by the Board to each of them and their membership to the various committees. This may give rise to different remunerations for each of the non-executive directors. The Board is also responsible for determining the frequency and method of payment of this remuneration.

•	The insurance and pension systems in force at any given time.

•

A deferred fixed remuneration in shares, which is implemented through the annual allocation of a number of BBVA’s “theoretical shares” to each non-executive director, corresponding to 20% of the total annual allowance in cash received the previous financial year. These BBVA shares will be delivered, where applicable, after termination of duty for any grounds other than serious breach of duties.

[5]	https://shareholdersandinvestors.bbva.com/corporate-governance-and-remuneration-policy/information-related-to-agm-held/#2019
[6]

The General Shareholders’ Meeting of 16 March 2012 resolved to determine the annual global allocation that the Bank may satisfy to all its directors in such capacity in the amount of EUR 6.000 thousand. This amount will remain in force until the General Shareholders’ Meeting resolves its amendment.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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3.2.	Executive directors remuneration system

The remuneration system for executive directors is defined in accordance with best market practices. Its items are set out in Article 50º bis of the Bylaws and correspond to those generally applicable to members of the Bank’s Senior Management.

The remuneration system for executive directors, established in the 2020 Policy comprises the following items:

•

An annual fixed remuneration or salary, which takes into account their level of responsibility and the functions carried out, and constitutes a relevant part of their total compensation (the “Annual Fixed Remuneration”).

•	Other fixed remuneration components, such as benefits, complements or remuneration in kind, in line with those that may be recognized to Senior Management.

•

A variable remuneration, the amount of which will be determined on the basis of the level of achievement of pre-established targets, linked to the Group’s results, long-term value creation and performance of the functions carried out (the “Annual Variable Remuneration” or “AVR”).

•	The incentive systems that may generally be established for Senior Management.

•	A welfare portion, which may include appropriate pension systems and insurances.

3.2.1.	Elements of the executive directors’ remuneration system

Item	Allocation Criteria	Payment	Reference / Amount	Adjustments/Conditions
A. Annual Fixed Remuneration (“AFR”)	• Functions assigned and level of responsibility • Competitive in the market	Monthly cash payments	Group Executive Chairman: AFR: EUR 2,453 thousand	N/A
Chief Executive Officer: AFR: EUR 2,179 thousand

B. Benefits and remuneration in kind	In line with those applicable to Senior Management	Allowances and premiums or payments made by the Bank, attributed as remuneration in kind	For a breakdown of the amounts corresponding to 2020, see below section 3.3.3 B.	N/A

C. Annual Variable Remuneration (“AVR”)	Result of annual performance indicators (financial and non- financial), according to pre-established targets, scales of achievement and weightings, which will be equivalent to a “Target” AVR shall the targets be achieved at 100%	In cash and shares 40% upfront and 60% deferred (5 years)	Group Executive Chairman: “Target” AVR: EUR 2,997 thousand Chief Executive Officer: “Target” AVR: EUR 2,671 thousand	• Ex post adjustments: the result of multi-year performance indicators (Deferred AVR downwards adjustments only) • Malus and clawback clauses over 100% of AVR • Withholding of shares for 1 year

• Scales of achievement limited to 150% • Maximum of 200% of the fixed remuneration, as resolved by the General Shareholders’ Meeting in 2020

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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Item	Allocation Criteria	Payment	Reference / Amount	Adjustments/Conditions
D. Contribution to pension and insurance systems	Set forth contractually and in the Policy (retirement, death and disability contingencies)	Upon the occurrence of the contingency (either in income or capital in the case of the retirement pension)	Group Executive Chairman: Annual defined contribution of EUR 1,642 thousand plus death and disability premiums	Conditions set out in his contract and, in any case, provided that he does not cease as director for serious breach of duties
			Chief Executive Officer: No retirement pension, just death and disability premiums	N/A

E. Fixed Allowances	Set forth contractually and in the Policy	Monthly payment	Chief Executive Officer: Cash in lieu of a pension (30% AFR) and international mobility allowance of EUR 600 thousand per year	N/A

F. Non- compete clause	Set forth contractually and in the Policy	Monthly payment during the period of non-compete, following termination of contract	2 times AFR (one for each year of the non- compete period)	Conditions set out in their contracts, and in any case provided that they do not do not cease as directors for retirement, disability or serious breach of duties

In addition, the Directors’ Remuneration Policy also establishes “target” ratios between the Annual Fixed Remuneration and the “Target” Annual Variable Remuneration of BBVA’s executive directors, which take into account the functions carried out by each executive director and their impact on the Group’s risk profile, and are aligned with the ratios established, in general terms, for the rest of the Identified Staff members.

The “target” ratios for executive directors established in the 2020 Policy are as follows:

Executive Director	Position	Annual Fixed Remuneration	Target Annual Variable Remuneration
Carlos Torres Vila	Group Executive Chairman	45%	55%
Onur Genç	Chief Executive Officer	45%	55%

According to the 2020 Policy, once the amount of the Annual Variable Remuneration of each executive director is determined, it will be subject to the same settlement and payment system applicable to the Identified Staff, in a manner consistent with effective risk management. However, certain particularities so apply to executive directors, as mentioned above, and thus:

•

60% of the AVR of executive directors will be deferred for a period of 5 years. The remaining 40%(which will constitute the “Upfront Portion”), will be divided 50% in cash and in BBVA shares, while the deferred portion (“Deferred Portion” or “AVRD”) will be divided 60% in BBVA shares and the remaining 40% in cash.

•

The AVR’s Deferred Portion may be reduced, even in its entirety, but not increased, based on the results of multi-year performance indicators previously established by the Board of Directors, at the proposal of the Remunerations Committee, and prior analysis of the Risk and Compliance Committee. The multi-year performance indicators, are aligned with the Group’s risk management and control core metrics, profitability and the share evolution and recurrence of earnings.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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•

Additionally, the total Annual Variable Remuneration of executive directors will be subject to reduction (“malus”) and recovery (“clawbak”) arrangements, in the same terms as those applicable to the rest of the Identified Staff.

3.2.2.	Main terms and conditions of the executive directors’ contracts

As provided for in the 2020 Policy, executive director’s remuneration, rights and financial compensations will be determined in accordance with their responsibility, and the functions they carry out and are competitive with those of equivalent functions in major comparable institutions. Such conditions are contained in their respective contracts, which are approved by the Board of Directors at the proposal of the Remunerations Committee.

Under the 2020 Policy, the main conditions of the executive directors’ contracts are the following:

•	They have an indefinite duration.

•	They do not establish any notice period, or tenure or loyalty clauses.

•	They include a post-contractual non-compete clause.

•	They do not include commitments to pay a severance indemnity.

•	They contain a welfare portion, according to the individual conditions of each executive director, including appropriate pension systems and insurance.

Pension system commitments in favour of the executive directors

The Bank has undertaken pension commitments to cover the retirement contingencies of the Group Executive Chairman and the former executive director, José Manuel González-Páramo Marínez-Murillo, who ceased to hold office on 13 March 2020. These include the following main features, in line with those undertaken in favour of the rest of Senior Management:

•	They are established as defined-contribution schemes, according to which the annual contributions to be made to cover retirement are set in advance.

•	They do not provide for the possibility of receiving the retirement pension in advance.

•	15% of the agreed annual contributions will be considered “discretionary pension benefits”, pursuant to the applicable regulations.

As regards the Chief Executive Officer, the Bank has not undertaken any retirement commitments, paying out an annual amount in cash instead (“cash in lieu of pension”), which is equivalent to 30% of the Annual Fixed Remuneration. In addition, the Bank has made commitments to cover disability and death contingencies, in the terms detailed below.

The 2020 Policy sets forth the main terms and conditions of these pension systems.

Thus, in the case of the Group Executive Chairman’s pension system:

•

He is entitled to retirement benefit when he reaches the legally established retirement age, which amount shall result from the sum of the contributions made by the Bank and their corresponding yields up to said date; to be paid as either income or capital, provided that his leave is not due to serious breach of his duties. In the event the contractual relationship terminates before he reaches retirement age for reason other than the aforementioned, he will retain the right to this benefit, which will be calculated on the basis of the total contributions made by the Bank to that date, plus the corresponding cumulative yield, without the Bank having to make any additional contributions.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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•

The annual contribution to this system, as applicable in 2020, was determined as a result of the transformation of the former “defined-benefit” system into a “defined-contribution” system, and it was established in the amount of EUR 1,642 thousand.

In 2021, the new Policy introduces an important change regarding the Group Executive Chairman’s pension system, involving a significant reduction in the annual contribution to the retirement pension, which will represent 15% of his Annual Fixed Remuneration, as indicated in section 4.2 of this Report.

•

15% of the agreed annual contribution to the pension commitments will be based on variable components and will be considered “discretionary pension benefits”, being delivered in shares and subject to retention and clawback conditions established for these types of benefits in applicable regulations.

•

In the event of death while in office, the 2020 Policy establishes the right of the Group Executive Chairman to an annual widow’s pension and an annual orphan’s pension for each of his children until they reach the age of 25, of an amount equivalent to 70% and 25% (40% in the event of total orphanhood), respectively, of the Annual Fixed Remuneration, paid from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums to top up the benefits coverage.The cumulative benefits of the widow’s and orphan’s pension may not exceed 150% of the Annual Fixed Remuneration.

•

He is also entitled to receive an annual pension in the event of total or absolute permanent disability while in office, of an amount equivalent to the Annual Fixed Remuneration, which will revert to his spouse and children in the event of death in the percentages described above, and with said reversion limited in any case to the disability pension itself. Payment shall be made firstly from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums in order to top up the benefits coverage.

In 2021, the new Policy also introduces changes in relation to the coverage percentages associated with the Chairman’s death and disability contingencies, which have been reviewed with respect to the agreed coverages provided for in the 2020 Policy, therefore leading to a reduction of the coverage levels for these contingencies, in the terms indicated in section 4.2 of this Report.

With regard to the Chief Executive Officer, the Bank has made commitments to cover disability and death contingencies:

•

In the event of death while in office, according to the 2020 Policy, the Chief Executive Officer is entitled to an annual widow’s pension and an annual orphan’s pension for each of his children until they reach the age of 25, of an amount equivalent to 50% and 20% (30% in the event of total orphanhood), respectively, of the Annual Fixed Remuneration for the previous 12 months, with the Bank assuming the corresponding annual insurance premiums to guarantee the benefits coverage.The cumulative benefits of the widow’s and orphan’s pension may not exceed 100% of the Annual Fixed Remuneration for the previous 12 months.

•

He is also eligible to receive an annual pension in the event of total or absolute permanent disability while in office, of an amount equivalent to 62% of the Annual Fixed Remuneration of the previous 12 months, which will revert to his spouse and children in the event of death in the percentages described above, and with said reversion limited in any case to the disability pension itself, with the Bank assuming the corresponding annual insurance premiums in order to guarantee the benefits coverage.

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In the case of the former executive director, José Manuel González-Páramo Martínez-Murillo, in accordance to his contract and to the 2020 Policy, he is entitled to a retirement benefit when he reaches the legally established retirement age, the amount of which shall result from the sum of the annual contributions made by the Bank and their corresponding yields up to said date. The agreed annual contributions for this commitment were established as 30% of his Fixed Annual Remuneration. As he ceased to hold office on 13 March 2020, the Bank has not made any further contributions since that date.

However, 15% of the agreed annual contribution to the pension commitments will be considered “discretionary pension benefits”, and will be subject to share delivery, retention and clawback conditions established for these types of benefits in the applicable regulations.

Fixed allowances of the Chief Executive Officer

Likewise, the 2020 Policy provides for the following additional fixed remunerations for the Chief Executive Officer, in accordance with his condition of international senior executive:

•	An annual cash amount, in lieu of a retirement pension (“cash in lieu of pension”), which amounts to the equivalent of 30% of the Annual Fixed Remuneration in force at any given time; and

•

An annual cash amount as a mobility allowance, in line with commitments undertaken with other expatriate members of the Bank’s Senior Management, the amount of which has been established as EUR 600 thousand per year.

Post-contractual non-compete agreements

The contractual framework of executive directors establishes a post-contractual non-compete clause for a period of two years from termination of duties as BBVA executive directors, for which the Bank will award remuneration to an amount equivalent to their Annual Fixed Remuneration for each year of the non-compete agreement, paid monthly, provided that the executive directors do not leave their positions due to retirement, disability or serious breach of duties.

All of the abovementioned terms and conditions are included in the respective contracts of the executive directors.

3.3.	Application of the 2020 Policy

Below is a description of how the 2020 Policy was applied in the last financial year, in accordance with the abovementioned systems and conditions, and of the amounts of the remunerations corresponding to each director.

The process in place at BBVA to apply the Directors’ Remuneration Policy and determine each director’s individual remuneration is directed and supervised by the Remunerations Committee. This Committee has carried out, in 2020, the following actions, among others, submitting the corresponding proposals to the Board of Directors for approval, where appropriate.

3.3.1.	Activities carried out in 2020 by the Remunerations Committee

During the 2020 financial year, the activities of the Remunerations Committee were affected by the crisis caused by the COVID-19 pandemic, which required the Bank’s corporate bodies to adapt their dynamics in order to ensure the continuity and proper exercise of their functions.

Thus, during the first months of the 2020 financial year, the Remunerations Committee carried out its usual activity regarding remunerations, and in particular:

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•

The Remunerations Committee determined, for proposal to the Board, the 2019 Annual Variable Remuneration for executive directors and its settlement and payment in accordance with the rules set out in the Remuneration Policy for BBVA Directors, as well as the Deferred Annual Variable Remuneration from previous financial years due to be paid in 2020.

•	Similarly, the Committee oversaw the variable remuneration accrued by the members of Senior Management on the basis of their basic contractual conditions.

•

In addition, the Remunerations Committee determined, for its proposal to the Board, the scales of achievement for the multi-year performance indicators of the deferred portion of the 2019 AVR and the peer group applicable for the purposes of the Total Shareholder Return (“TSR”) indicator applicable to all Identified Staff.

•

The Remunerations Committee presented to the Board, for its submission to the General Shareholders’ Meeting, the raising of the maximum level of variable remuneration up to 200% of the fixed component of total remuneration for a certain number of members of the Identified Staff, likewise proposing to the Board, the Report that accompanies this resolution and which was made available to the Bank’s shareholders.

•

Additionally, following the proposal made by the Remunerations Committee, the Board approved the 2019 Annual Report on the Remuneration of BBVA Directors, prepared in accordance with Circular 1/2018 of the National Securities Market Commission, that was submitted to an advisory vote at the 2020 General Shareholders’ Meeting, in compliance with the provisions of Article 541 of the Corporate Enterprises Act, being available on the Bank’s corporate website[7] from the date said General Shareholders’ Meeting was called.

•

Regarding the 2020 financial year determinations, the Committee determined the annual performance indicators that would be used for the calculation of the 2020 financial year AVR of executive directors and their corresponding weightings, submitting to the Board the corresponding proposals for its approval, as well as the multi-year performance indicators which would be used to determine the deferred part of the 2020 financial year AVR of executive directors and the rest of the members of the Identified Staff, including Senior Management, and their corresponding weightings, which had been previously analysed by the Risk and Compliance Committee, who ensured their adequacy to the Bank’s risk profile.

In March 2020, after the General Shareholders’ Meeting, the health crisis caused by COVID-19 began, which substantially affected the Remunerations Committee’s activities foreseen for the remainder of the financial year; as those of the rest of the Bank’s corporate bodies.

Waiving of the 2020 Annual Variable Remuneration

In 2020, 330 employees of the Bank, including the two executive directors and the other members of Senior Management, voluntarily waived the Annual Variable Remuneration (AVR) corresponding to that financial year, in view of the exceptional circumstances arising from the COVID-19 crisis and as a gesture of responsibility and commitment towards customers, shareholders, employees and society in general.

In the case of executive directors and members of Senior Management, this waiver covered the entire Annual Variable Remuneration that could have been accrued in 2020.

Consequently, the executive directors have not accrued 2020 Annual Variable Remuneration.

[7]	https://shareholdersandinvestors.bbva.com/corporate-governance-and-remuneration-policy/information-related-to-agm-held/#2019

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The above, extraordinarily, led to the cancellation of the approved annual performance indicators that were going to be used for the calculation of the 2020 AVR of the executive directors and their corresponding weightings which remained de facto void, as no AVR would be accrued in this financial year.

However, the multi-year performance indicators, previously approved by the Board -as ex-post adjustments- applicable to the 2020 financial year deferred AVR, remained in force for the purposes of calculating the deferred portion of the 2020 AVR for those members of the Identified Staff who had not completely waived its accrual.

Both the waiving of AVR for the 2020 financial year and the consequences thereof were analysed by the Remunerations Committee and the Board of Directors.

In this context, the Remunerations Committee also analysed the minimum thresholds for Attributable Profit and Capital Ratio established for determining the AVR for the 2020 financial year, if applicable, for the rest of the Group’s staff, all of which was reported to the Board.

In addition, and taking into account the non-determination of parameters for calculating the 2020 AVR for the executive directors—in view of their waiver of it—the Committee established, for its approval by the Board, the calculation model for the 15% of the contributions made to the Group Executive Chairman’s pension system to cover the retirement contingency in 2020 which, in accordance with the applicable regulations and the Policy, shall be considered as “discretionary pension benefits” and will be included in the accumulated fund in the 2021 financial year.

While performing its functions, during 2020 financial year, the Committee, has received information on the impact that COVID-19 has had on the variable remuneration of other banking entities from the Bank’s footprint.

Finally, the Committee has been informed of the main regulatory changes which it was foreseen that would entry into force in 2021 and that may affect the remuneration policies approved by the Bank. In this sense, the Committee has analysed the approaches for the update of the Directors’ Remuneration Policy to adapt it to the regulatory changes and to the most recent market practices and recommendations regarding remuneration, which, in the end, has led to a proposal of a new Policy that will be submitted for approval to the next General Shareholders’ Meeting.

All of the above activities carried out by the Committee, together with other matters within its remit, will be included in the report on the activity of the Remunerations Committee for 2020, which will be made available to all shareholders on the Bank’s website upon the Annual General Shareholders’ Meeting calling8.

3.3.2.	Remuneration of non-executive directors 2020

In accordance with the provisions of the Bank’s Bylaws, and as stated in section 3.1 above, the non-executive directors’ remuneration system is based on responsibility, dedication and incompatibilities inherent to the role that they undertake and consists of a remuneration that is exclusively fixed, which comprises the following items:

[8]	https://shareholdersandinvestors.bbva.com/corporate-governance-and-remuneration-policy/

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A. Annual Fixed Allowance for the role of Board member and member of the various committees, as appropriate, and for carrying out any other duties or responsibilities within the Corporate Governance System

	Monthly cash payments	Overall limit approved by the General Shareholders’ Meeting: EUR 6 million per year See amounts received in 2020 in sections A and B below
B. Remuneration in kind (e.g. casualty and healthcare insurance policies)	The Bank pays the corresponding premiums that are allocated to the directors as remuneration in kind

C. Fixed remuneration system with deferred delivery of BBVA shares	Fixed annual allocation of a number of “theoretical shares”, to vest after they cease to be directors, provided that the event of cease is not due to serious breach of duties	20% of the total annual cash allowance received during previous financial year (see section C below)

Amounts corresponding to the annual fixed allowance approved by the Board of Directors

Position	In thousands of EUR
Member of the Board of Directors	129
Member of the Executive Committee	167
Chair of the Audit Committee	165
Member of the Audit Committee	66
Chair of the Risk and Compliance Committee	214
Member of the Risk and Compliance Committee	107
Chair of the Remunerations Committee	107
Member of the Remunerations Committee	43
Chair of the Appointments and Corporate Governance Committee	115
Member of the Appointments and Corporate Governance Committee	46
Chair of the Technology and Cybersecurity Committee*	107
Member of the Technology and Cybersecurity Committee	43
Deputy Chair	50
Lead Director	80

*	As of the date of this Report, the position of Chair of the Technology and Cybersecurity Committee is not a remunerated role as it is held by the Group Executive Chairman.

These amounts were approved by the Board of Directors on 29 May 2019, at the proposal of the Remunerations Committee, following analysis of relevant market comparisons.

Detail of individual remunerations accrued by non-executive directors in 2020

A.	Annual fixed allowance 2020

According to the previously referred system, the remuneration received by each non-executive director during 2020 financial year was as follows (EUR thousand):

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	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other position (1)	Total
José Miguel Andrés Torrecillas	129	111	66	36		115		50	507
Jaime Caruana Lacorte	129	167	165	107					567
Raúl Galamba de Oliveira (2)	107			71			32		211
Belén Garijo López	129		66		107	46			349
Sunir Kumar Kapoor	129						43		172
Lourdes Máiz Carro	129		66		43				238
José Maldonado Ramos	129	167				46			342
Ana Peralta Moreno	129		66		43				238
Juan Pi Llorens	129			214		46	43	80	512
Ana Revenga Shanklin (2)	97			71					168
Susana Rodríguez Vidarte	129	167		107		46			449
Carlos Salazar Lomelín (2)	97				29				125
Jan Verplancke	129				29		43		200

Total (3)	1,588	611	431	606	250	301	161	130	4,078

(1)	Amounts received in 2020 by José Miguel Andrés Torrecillas, as Deputy Chair of the Board of Directors, and Juan Pi Llorens, as Lead Director.
(2)	Directors appointed by the General Shareholders’ Meeting on 13 March 2020. Remunerations received in accordance to the date of acceptance of the appointment.
(3)

Includes the amounts corresponding to the positions of member of the Board and of the various committees during the 2020 financial year. The composition of these committees was modified by resolution of the Board of Directors of 29 April 2020.

In addition, Tomás Alfaro Drake and Carlos Loring Martínez de Irujo, who ceased as directors on 13 March 2020, have received a total of EUR 54 thousand and EUR 111 thousand, respectively, due to their membership to the Board and to the different Committees of the Board in 2020 until the date in which they ceased to hold office.

These amounts are reflected, for each non-executive director, in section C.1 (a). i. “Remuneration accrued in cash”, “Fixed remuneration” and “Remuneration for membership on Board Committees” of the CNMV statistical Appendix, included as section 3.4 of this Report.

B.	Remuneration in kind

During 2020, EUR 95 thousand was paid out as remuneration in kind. This amount corresponds to casualty and healthcare insurance premiums for non-executive directors who held office in 2020.

Additionally, EUR 18 thousand have been paid out to Carlos Loring Martínez de Irujo, who ceased to hold office on 13 March 2020, as remuneration in kind, corresponding to casualty and healthcare insurance premiums.

These amounts are reflected, for each non-executive director, in section C.1 (a). i. “Remuneration accrued in cash”, “Other Items” of the CNMV statistical Appendix, included as section 3.4 of this Report.

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C.	Fixed remuneration system with deferred delivery of BBVA shares

In execution of the fixed remuneration system with deferred delivery of shares provided for in the 2020 Policy9, in the 2020 financial year, by resolution of the Board of Directors, the non-executive directors who were beneficiaries of this system have been allocated the “theoretical shares” corresponding to 20% of the annual fixed allowance received by each of them in the 2019 financial year, broken down as follows:

Non-executive directors	“Theoretical shares” allocated in 2020	“Theoretical shares” accumulated as of 31/12/2020
José Miguel Andrés Torrecillas	20,252	75,912
Jaime Caruana Lacorte	22,067	31,387
Raúl Galamba de Oliveira(1)	0	0
Belén Garijo López	14,598	62,126
Sunir Kumar Kapoor	7,189	22,915
Lourdes Máiz Carro	10,609	44,929
José Maldonado Ramos	14,245	108,568
Ana Peralta Moreno	10,041	15,665
Juan Pi Llorens	20,676	92,817
Ana Revenga Shanklin(1)	0	0
Susana Rodríguez Vidarte	18,724	141,138
Carlos Salazar Lomelín(1)	0	0
Jan Verplancke	7,189	12,392

Total	145,590	607,849

(1)	Directors appointed by the General Shareholders’ Meeting held on 13 March 2020.
(2)

The number of “theoretical shares” allocated to each non-executive director is equivalent to 20% of the total allowance in cash received in 2019 by each of them, according to the average closing prices of the BBVA share during the 60 trading sessions prior to the General Shareholders’ Meeting of 13 March 2020, which was of 4.77 euros per share.

Additionally, 8,984 “theoretical shares” and 18,655 “theoretical shares” have been allocated, respectively, to Tomás Alfaro Drake and to Carlos Loring Martínez de Irujo, who ceased to hold office on 13 March 2020. Both directors received, after they ceased to hold office, a number of shares equivalent to the total number of “theoretical shares” accumulated by each of them until that date (102,571 and 135,046 BBVA shares, respectively) in application of this system.

BBVA has no option plans in favour of its directors. In order to comply with the CNMV official statistical Appendix, these “theoretical shares” have been equated to “options”, without prejudice to the fact that they are not such an instrument. These shares will only vest after the termination of office of the non-executive directors for any reason other than serious breach of duties. These shares are reflected in section C.1 a). ii. “Table showing the roll forward from remuneration systems based on shares” of the CNMV statistical Appendix, included as section 3.4. of this Report.

Variation in non-executive directors’ remunerations EUR thousand (in aggregate)	2020	2019
Fixed annual amounts for membership of the Board and committees	4.078	4.134
Remuneration in kind	95	104
Total(1)	4.173	4.238

[9]

Approved by the General Shareholders’ Meeting held on 18 March 2006 and extended by resolution of the General Shareholders’ Meetings held on 11 March 2011 and 11 March 2016 and that will be again extended once the new Policy is approved in 2021 financial year.

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(1)

The amounts received by the non-executive directors who ceased to hold office on 13 March 2020, Tomás Alfaro Drake and Carlos Loring Martínez de Irujo, which were EUR 54 thousand and EUR 129 thousand, respectively, have not been included above.

Year-on-year variation follows from the changes made in the composition of the Board and its committees along the year, and to the redistribution of the amounts to be received for the membership of the committees. However, the amounts corresponding to the positions of member of the Board and member and chair of the various committees of the Board have not been increased since 2007.

Non-executive directors have not received variable remuneration or any other remuneration for any other items not included in this section. Likewise, as provided for in the 2020 Policy, the Bank has not made any pension commitments in favour of the non-executive directors.

3.3.3. Remuneration of executive directors 2020

As stated in section 3.2 above, executive directors’ remuneration system is defined in accordance with best market practices. Its main items are set out in Article 50º bis of the Bank’s Bylaws and correspond to those generally applicable to members of BBVA’s Senior Management.

In application of this system, the detail of the individual remunerations accrued by executive directors in 2020, is as follows:

A.	Annual Fixed Remuneration 2020

In accordance with the terms and conditions established in their contracts and in the 2020 Policy, the executive directors have received the following remunerations in 2020:

Annual Fixed Remuneration executive directors (EUR thousand)
Group Executive Chairman	2,453
Chief Executive Officer	2,179

In addition, the former executive director, José Manuel González-Páramo Martínez-Murillo, who ceased to hold office on 13 March 2020, received as Head of Global Economics & Public Affairs (“Head of GE&PA”), EUR 168 thousand as Annual Fixed Remuneration in 2020, corresponding to the months during which he held office.

These Annual Fixed Remuneration amounts are reflected in section “C.1 a).i. Remuneration accrued in cash”, “Salary” of the executive directors in the CNMV statistical Appendix, included as section 3.4 of this Report.

Year-on-year variation: there have not been any variations with reference to the Annual Fixed Remuneration accrued by the executive directors in 2019, as it was not updated in 2020.

B.	Benefits and other remuneration in kind 2020

Executive directors are beneficiaries of healthcare insurance policies subscribed by the Bank, who covers the corresponding premiums that are allocated to directors as remuneration in kind.

In addition, the Bank pays the executive directors other benefits that apply to the Bank’s Senior Management.

The amounts paid in 2020 to executive directors for these items are as follows:

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Remuneration in kind and other benefits (EUR thousand)
Group Executive Chairman	228
Chief Executive Officer	132

In addition, the former executive director, José Manuel González-Páramo Martínez-Murillo, received in 2020 EUR 33 thousand as remuneration in kind corresponding to the months during which held office.

These amounts are reflected in section C.1. a). i.“Remuneration accrued in cash” “Other Items” of the CNMV statistical Appendix, included as section 3.4 of this Report.

C.	Annual Variable Remuneration

1.	2020 AVR

Executive directors have not been awarded 2020 Annual Variable Remuneration.

Executive directors	2020 AVR (EUR thousand)	2019 AVR (EUR thousand)(1)
Group Executive Chairman	0	3,180
Chief Executive Officer	0	2,854

(1)	According to the settlement and payment system established in the 2020 Policy, 60% of the 2019 AVR was deferred for a period of 5 years.

Waiver by executive directors

In 2020, the two executive directors voluntarily waived the AVR for the financial year, in view of the exceptional circumstances arising from the COVID-19 pandemic and as a gesture of responsibility towards customers, shareholders, employees and society as a whole. As the executive directors have not accrued Annual Variable Remuneration for the 2020 financial year, the provisions contained in the 2020 Policy relating to the AVR have not been applicable in that financial year and, in particular, the ones relating to the determination of performance indicators, targets and scales of achievement.

Therefore, although the Attributable Profit and Capital Ratio thresholds approved for calculating the Annual Variable Remuneration for the 2020 financial year have been met, this remuneration has not accrued, and, therefore, no Annual Variable Remuneration relating to 2020 financial year will be paid to executive directors, nor in 2021, nor in future financial years.

In the same way as the Group Executive Chairman and the Chief Executive Officer, the former executive director, José Manuel González-Páramo Martínez-Murillo, also waived the entire 2020 Annual Variable Remuneration and, therefore, he has not accrued any remuneration for this item.

2.	2017 Deferred Annual Variable Remuneration (“2017 Deferred AVR” or “2017 DAVR”)

Pursuant to the remuneration policies applicable to executive directors in the 2017 financial year10 and in order to align the remuneration with the long-term risks and results, 60% of the 2017 DAVR for the Group Executive Chairman and the Chief Executive Officer, associated to the roles they held at that time, was deferred for five and three years, respectively, in accordance with the settlement and payment system applicable in each case:

[10]

In the 2017 financial year, the Remuneration Policy for BBVA Directors that was approved by the General Shareholders’ Meeting held on 17 March 2017 was applicable to the Group Executive Chairman, and the BBVA Group Remuneration Policy, which was approved by the Board of Directors on 29 November 2017, was applicable to the Chief Executive Officer.

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Executive directors	Maximum amount 2017 DAVR(1)
	Cash (thousands of EUR)	Shares
Group Executive Chairman	675	139,488
Chief Executive Officer	290	39,796

(1)

Amounts associated with previous roles as Chief Executive Officer of BBVA and as President & CEO of BBVA Compass (now BBVA USA), respectively. For the calculation in euros of the Chief Executive Officer’s 2017 Deferred AVR the closing exchange rate of January 2021 has been used (1.2136 USD/EUR).

In addition, the 2017 Deferred AVR of the former executive director, José Manuel González-Páramo Martínez-Murillo, who ceased to hold office on 13 March 2020, was determined in the amount of EUR 105 thousand and 21,654 BBVA shares.

These amounts were subject to ex post adjustments based on the outcome of the following multi-year performance indicators, approved by the Board of Directors in 2017, which were calculated over a period of three years (2018–2020). Multi-year performance indicators are associated with pre-established achievement scales so that in the event that the thresholds set for them are not met, the maximum amount of the 2017 Deferred AVR could be reduced, even in its entirety, but never increased.

The outcomes of each of the 2017 DAVR multi-year performance indicators are detailed below, as well as the threshold for no reduction set for each of them. Neither the thresholds nor the achievement scales initially determined have been in any way modified, in spite of the extraordinary circumstances created by the COVID-19 crisis:

2017 DAVR multi-year performance indicators	Solvency				Liquidity				Profitability
	Economic Adequacy: Economic Equity/ ECR		Fully loaded CET1		LtSCD (loan-to-stable customer deposits)		Liquidity Coverage Ratio (LCR)		(Net Margin/ Average Total Assets) — (Cost of Risk/ Average Total Assets)		Return on Equity (ROE)		Total Shareholder Return (TSR)
Weighting		20%		20%		10%		10%		10%		20%	10%
Threshold for no reduction	>	100%	>	9,35%	<	145,0%	>	99,50%	>	0,25%	>	2,5%	1st to 8th
Result		149,6%•		11,32%•		105,3%•		135%•		1,10%•		7,3%•	7th pos. •
% reduction		0%		0%		0%		0%		0%		0%	0%

With respect to the TSR indicator, which measures the evolution of total return for the shareholder, the indicator was compared over the three-year period (1 January 2018 to 31 December 2020) for the same peer group indicated in Annex 1, with BBVA having reached 7th position.

The achievement scale for the TSR indicator approved by the Board, at the proposal of the Remunerations Committee, was as follows:

BBVA position in raking	Reduction percentage of deferred amounts
1º a 8º	0%
9º	10%
10º	20%
11º	30%
12º	40%
13º	50%
14º	60%
15º	80%
16º	100%

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Taking into consideration the outcome of the 2017 DAVR multi-year performance indicators measured in the period from 2018 to 2020, it has been verified that all of the indicators have achieved their respective thresholds and therefore no reduction should be applied to the 2017 DAVR.

						(EUR thousand and shares)
Executive directors	Maximum amount of 2017 DAVR		Reduction (ex-post adjustments)		Final 2017 DAVR amount		2017 DAVR amount to be paid in 2021 (1)
	Cash	Shares	Cash	Shares	Cash	Shares	Cash (2)	Shares
Group Executive Chairman	675	139,488	0%	0%	675	139,488	405	83,692
Chief Executive Officer	290	39,796	0%	0%	290	39,796	290	39,796

(1)

These amounts correspond to the first payment (60% of the DAVR) to the Group Executive Chairman (for whom a 20% payment is still outstanding for 2022 and the remaining 20% for 2023) and the total payment of the DAVR to the Chief Executive Officer, in view of the deferral periods and payment schedules set out in the relevant remuneration policies applicable in 2017 to each of them. For the calculation in euros of the Chief Executive Officer’s 2017 Deferred AVR the closing exchange rate of January 2021 has been used (1.2136 USD/EUR).

(2)

These amounts will be updated with the year-on-year application of the CPI, in the following amounts: EUR 6 thousand for the Group Executive Chairman and EUR 17 thousand for the Chief Executive Officer.

Additionally, in accordance with the provisions of the Directors’ Remuneration Policy in force in 2017, the final result of the 2017 Deferred AVR that is due for payment to the former executive director, José Manuel González-Páramo Martínez-Murillo, in 2021 is EUR 63 thousand and 12,992 BBVA shares (additionally, an amount of EUR 21 thousand and 4,331 shares will be paid in each of the two following years, in case conditions for such payments are met). In addition, the amount resulting from the update in application of the year-on-year CPI to the portion in cash of the 2017 DAVR amount due in 2021 is EUR 0,9 thousand.

These amounts are reflected in section C.1. a) i. “Remuneration accrued in cash”, “Long-term variable remuneration” of the CNMV statistical Appendix, included as section 3.4 of this Report, and section C.1. a) ii) “Table showing the roll forward from remuneration systems based on shares” given the accrual period for this remuneration ended on 31 December 2020, pursuant to the instructions contained in the official Model of the CNMV Report.

D.	Contributions to pension systems in 2020 financial year

In the case of executive directors, the pension commitments made in favour of each director are reflected in their respective contracts, which are approved by the Board of Directors and whose main conditions are set out in section 3.2.2 above.

During the 2020 financial year, the Bank has made the following contributions in order to cover the contingencies contractually recognised:

			(EUR thousand)
Director	Pension systems(2)		Accumulated funds as of 31/12/2020
	Annual contribution(1)	Insurance premiums	Total
Group Executive Chairman	1,642 (*)	377	23,057
Chief Executive Officer	—	253	0

(1)

15% of the annual contribution to the Group Executive Chairman’s retirement pension of 2019, that is, EUR 246 thousand, was registered in that financial year as “discretionary pension benefits”, which was already declared by the Bank at the end of that financial year. Once 2019 financial year ended, said amount has been adjusted by reference to the result of 2019 AVR, which led to and additional contribution of EUR 15 thousand, which had to be contributed to the accumulated fund in 2020.

(2)

Likewise, in 2020 financial year, the Bank made contributions of a total of EUR 89 thousand to honour the commitments regarding pension systems in favour of the former executive director, José Manuel González-Páramo Martínez-Murillo, who ceased to hold office on 13 March 2020. This amount corresponds to the sum of the annual contribution to the retirement pension and the adjustment made to the “discretionary pension benefits” of 2019 financial year, that were to be included in the accumulated fund in 2020 (EUR 52 thousand), and with the death and disability contingencies premiums (EUR 37 thousand). As of the date he ceased to hold office, the total amount of the accumulated fund to cover the retirement commitments made by the Bank was EUR 1,404 thousand, with the Bank not having to make any further contributions since that date, insofar as the former executive director will not accrue additional contributions since the date he ceased to hold office.

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These amounts are reflected in section C.1 a) iii. “Long-term saving systems”, “Remuneration from consolidation of rights to savings system” to “Savings systems with unconsolidated economic rights” in the CNMV statistical Appendix, included in section 3.4. of this Report.

(*)

In 2021, the new Directors’ Remuneration Policy, which will be submitted to the next Annual General Shareholders’ Meeting, introduces an important change regarding the Group Executive Chairman’s pension system, involving a significant reduction in the annual contribution to the retirement pension, which will now represent 15% of his Annual Fixed Remuneration, as indicated in section 4.2 of this Report.

In 2020, in application of the provisions of the Policy, 15% of the annual contribution of Group Executive Chairman, that is, EUR 246 thousand, has been recorded in that financial year as “discretionary pension benefits”. After year-end, in 2021, these “discretionary pension benefits” have been adjusted following the same criteria as those used to determine the Annual Variable Remuneration of the rest of the Bank’s employees (considering the waiver of the Group Executive Chairman to the AVR corresponding to 2020). Thus, they have been determined in the amount of EUR 148 thousand, after a downwards adjustment of EUR 98 thousand to the initial amount registered. These “discretionary pension benefits”, once adjusted will be allocated to the accumulated fun in 2021 financial year, and will be subject to the conditions provided for them in the BBVA Directors’ Remuneration Policy.

By applying the same criteria as the ones applied with regard to the Group Executive Chairman, “discretionary pension benefits” of the former executive director José Manuel González-Páramo Martínez-Murillo (calculated in proportion to the time during which he held office in 2020 financial year), have been determined in the amount of EUR 5 thousand, after a downwards adjustment of EUR 3 thousand was made. These discretionary pension benefits”, once adjusted will be included in the accumulated fund in 2021 financial year, and will be, equally, subject to the conditions provided for them in the BBVA Directors’ Remuneration Policy.

E. Other fixed allowances of the Chief Executive Officer

In accordance with the provisions of the 2020 Policy, the Chief Executive Officer has received in 2020 the following fixed remunerations:

•	An annual amount in cash, in lieu of retirement pension, of EUR 654 thousand; and

•	An annual cash mobility allowance of EUR 600 thousand per annum.

These amounts are reflected in section C.1 a). iv. “Detail other items” in the CNMV statistical Appendix, included in section 3.4 of this Report

F. Post-contractual non-compete agreement

The contractual framework of executive directors establishes a post-contractual non-compete clause for a period of two years from termination of duties as BBVA executive directors, for which the Bank will award remuneration of an amount equivalent to their Annual Fixed Remuneration for each year of the non- compete agreement, paid monthly, provided that the executive directors do not leave their positions due to retirement, disability or serious breach of their duties.

In accordance to the foregoing, the former executive director, José Manuel González-Páramo Martínez-Murillo, who ceased to hold office on 13 March 2020, has received in 2020 the amount of EUR 625 thousand as a compensation for his non-compete agreement.

This amount is reflected in section C.1 a). iv. “Detail of other items” in the CNMV statistical Appendix, included in section 3.4 of this Report.

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3.3.4.	Other information relating 2020 financial year

Payments for termination of the contractual relationship

The Bank has no commitments to make severance payments to directors in the event of the termination of the contractual relationship, nor any kind of payment derived from their early dismissal other than those set out in this Report.

The directors have not accrued or received any payment of this nature during the closed financial year.

Loans, advances and guarantees

In 2020, directors have not accrued any remuneration arising from the award of advances, loans and guarantees.

For transparency purposes, and in line with what was informed in the Annual Report on the Remuneration of BBVA Directors of the previous financial year, it is stated that the loan granted, in employment conditions, by BBVA USA to the Chief Executive Officer in his former capacity of President & CEO of BBVA Compass (Country Manager of United States) has already been cancelled.

There are no other remuneration items other than those described in the preceding paragraphs, nor has any supplementary remuneration been accrued by the directors over the financial year in addition or different to that indicated in this Report.

Application of malus and clawback clauses in 2020

The 2020 Policy establishes arrangements to reduce or recover up to 100% of the Annual Variable Remuneration of executive directors, through malus and clawback clauses, in the same terms applicable to the rest of the Identified Staff. These clauses are detailed in the BBVA Directors’ Remuneration Policy disclosed at the Bank’s website.

In 2020, variable remuneration of executive directors has not been reduced or recovered.

Measures taken to reduce the remuneration of the Identified Group as a result of exposure to excessive risks and to adjust it to the long-term objectives, values and interests of the Company

Actions taken by the Bank, in relation to the remuneration system, to reduce exposure to excessive risks and adjust remuneration to long-term interests have been detailed in section 2 and 3 of this Report, as part of the description of the variable remuneration system applicable to the Identified Group and to the executive directors, including the specific rules for the settlement and payment of the Annual Variable Remuneration.

Moreover, in addition to the waiver to the 2020 Annual Variable Remuneration to which reference has been made in this Report, the Annual Variable Remuneration corresponding to such financial year of the rest of the members of the Identified Staff has also been reduced in order for it to be aligned with the Bank’s financial situation and results.

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3.4. CNMV statistical Appendix

Overall summary of how the Remuneration Policy was applied in the closed financial year

B.4 Report on the outcome of the consultative vote at the General Shareholders’ Meeting regarding the annual report on the remuneration for the previous financial year, indicating the number of “no” votes cast where applicable:

	Number	% of total
Votes cast	4,455,978,237	100

	Number	% of total
Votes against	291,015,234	6.53
Votes in favour	4,120,181,196	92.46
Abstentions	44,781,807	1.00

Comments

The percentage of BBVA shareholders in support of the remuneration matters proposed by the Board, at the proposal of the Remunerations Committee, has been consistently high. In particular, the Annual Report on the Remuneration of Directors for the 2019 financial year was backed by 92.46% of the votes at the General Shareholders’ Meeting held on 13 March 2020.

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C. Details of the individual remunerations received by each director

Name	Type	Accrual period in 2020 financial year
Carlos Torres Vila	Group Executive Chairman	From 01/01/2020 to 31/12/2020

Onur Genç	Chief Executive Officer	From 01/01/2020 to 31/12/2020

José Miguel Andrés Torrecillas	Independent Deputy Chair	From 01/01/2020 to 31/12/2020

Jaime Caruana Lacorte	Independent director	From 01/01/2020 to 31/12/2020

Raúl Galamba de Oliveira	Independent director	From 13/03/2020 to 31/12/2020

Belén Garijo López	Independent director	From 01/01/2020 to 31/12/2020

Sunir Kumar Kapoor	Independent director	From 01/01/2020 to 31/12/2020

Lourdes Máiz Carro	Independent director	From 01/01/2020 to 31/12/2020

José Maldonado Ramos	External director	From 01/01/2020 to 31/12/2020

Ana Peralta Moreno	Independent director	From 01/01/2020 to 31/12/2020

Juan Pi Llorens	Lead Director	From 01/01/2020 to 31/12/2020

Ana Revenga Shanklin	Independent director	From 01/04/2020 to 31/12/2020
Susana Rodríguez Vidarte	External director	From 01/01/2020 to 31/12/2020

Carlos Salazar Lomelín	External director	From 01/04/2020 to 31/12/2020

Jan Verplancke	Independent director	From 01/01/2020 to 31/12/2020

Tomás Alfaro Drake	External director	From 01/01/2020 to 13/03/2020

José Manuel González-Páramo Martínez-Murillo	Executive director	From 01/01/2020 to 13/03/2020

Carlos Loring Martínez de Irujo	External director	From 01/01/2020 to 13/03/2020

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C.1	a) Remunerations of the company subject to this report

i)	Remuneration accrued in cash (thousands of EUR)

Name	Fixed remuneration	Per diem payments	Remuneration for membership of Board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other items	2020 Total	2019 Total
Carlos Torres Vila				2,453	0	411		228	3,092	3,929
Onur Genç				2,179	0	307		132	2,618	3,098
José Miguel Andrés Torrecillas	179		328					8	515	490
Jaime Caruana Lacorte	129		439						568	527
Raúl Galamba de Oliveira	107		103						210	0
Belén Garijo López	129		219					13	361	362
Sunir Kumar Kapoor	129		43						172	172
Lourdes Máiz Carro	129		109					18	256	267
José Maldonado Ramos	129		213					15	357	354
Ana Peralta Moreno	129		109					8	246	247
Juan Pi Llorens	209		303					15	527	507
Ana Revenga Shanklin	97		71						168	0
Susana Rodríguez Vidarte	129		320					15	464	461
Carlos Salazar Lomelín	97		29						126	0
Jan Verplancke	129		72						201	172
Tomás Alfaro Drake	32		22						54	215
José Manuel González-Páramo Martínez-Murillo				168	0	64		33	265	1.090
Carlos Loring Martínez De Irujo	32		79					18	129	463

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Comments

The figures cited in this section may reflect non-significant variations with respect to other documents, published or to be published by BBVA, that contain information regarding the remuneration of BBVA directors, since the figures in this report need to be rounded to the nearest thousand euro.

According to the instructions for completing this Report, the amounts identified under “Short-term variable remuneration” and “ Long-term variable remuneration” for executive directors correspond, respectively, to:

i)

The Upfront Portion of the Annual Variable Remuneration of 2020 financial year (40%) in cash, which payment would have corresponded in 2021 if it had been accrued but that, due to the waiver of the executive directors to it, amounts to 0 euros.

ii)

The Deferred Portion of the Annual Variable Remuneration of 2017 financial year in cash, which payment corresponds in 2021 (60% of the Deferred Annual Variable Remuneration in the case of the Group Executive Chairman and the whole of it in the case of the Chief Executive Officer), including its actualisation according to year-on-year CPI.

ii)	Table showing the roll forward from remuneration systems based on shares and gross profit from consolidated shares or financial instruments

Name	Plan name	Financial instruments at the beginning of the 2020 financial year		Financial instruments granted during the 2020 financial year		Consolidated financial instruments in the financial year				Expired and unredeemed instruments	Financial instruments at the end of the 2020 financial year
		Nº. of instruments	Nº. of equivalent shares	Nº. of instruments	Nº. of equivalent shares	Nº. of instruments	Nº. of equivalent/ consolidated shares	Price of consolidated shares	Gross profit from consolidated shares or financial instruments (thousands of EUR)	Nº. of instruments	Nº. of instruments	Nº. of equivalent shares
Carlos Torres Vila	Upfront AVR payment for 2020 in shares						0	0	0
	Deferred AVR payment for 2017 in shares					83,692	83,692	4.12	345		83,692	83,692

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Onur Genç	Upfront AVR payment for 2020 in shares						0	0	0
	Deferred AVR payment for 2017 in shares					39,796	39,796	4.12	164	39,796	39,796

José Miguel Andrés Torrecillas	Fixed remuneration system for shares with deferred delivery	55,660	55,660	20,252	20,252

Jaime Caruana Lacorte	Fixed remuneration system for shares with deferred delivery	9,320	9,320	22,067	22,067

Raúl Galamba de Oliveira	Fixed remuneration system for shares with deferred delivery

Belén Garijo López	Fixed remuneration system for shares with deferred delivery	47,528	47,528	14,598	14,598

Sunir Kumar Kapoor	Fixed remuneration system for shares with deferred delivery	15,726	15,726	7,189	7,189

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Lourdes Máiz Carro	Fixed remuneration system for shares with deferred delivery	34,320	34,320	10,609	10,609

José Maldonado Ramos	Fixed remuneration system for shares with deferred delivery	94,323	94,323	14,245	14,245

Ana Peralta Moreno	Fixed remuneration system for shares with deferred delivery	5,624	5,624	10,041	10,041

Juan Pi Llorens	Fixed remuneration system for shares with deferred delivery	72,141	72,141	20,676	20,676

Ana Revenga Shanklin	Fixed remuneration system for shares with deferred delivery

Susana Rodríguez Vidarte	Fixed remuneration system for shares with deferred delivery	122,414	122,414	18,724	18,724

Carlos Salazar Lomelín	Fixed remuneration system for shares with deferred delivery

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Jan Verplancke	Fixed remuneration system for shares with deferred delivery	5,203	5,203	7,189	7,189

Tomás Alfaro Drake	Fixed remuneration system for shares with deferred delivery	93,587	93,587	8,984	8,984	102,571	102,571	2.75	282

José Manuel González-Páramo Martínez- Murillo	Upfront AVR payment for 2020 in shares						0	0	0
	Deferred AVR payment for 2017 in shares					12,992	12,992	4.12	54	12,992	12,992

Carlos Loring Martínez de Irujo	Fixed remuneration system for shares with deferred delivery	116,391	116,391	18,655	18,655	135,046	135,046	2.75	371

Comments

According to the instructions for completing this Report, the amounts entered in the “Consolidated instruments in the financial year” cell for executive directors correspond to:

(i) The Upfront Payment of the Annual Variable Remuneration for the 2020 financial year (40%) in shares (monetised). Since the executive directors have not accrued any Annual Variable Remuneration in 2020 financial year, this amount is 0 euros.

(ii) The Deferred Part of the Annual Variable Remuneration for the 2017 financial year in shares (monetised) which payment corresponds in the 2021 financial year (60% of the Deferred Annual Variable Remuneration in the case of the Group Executive Chairman and the whole of it in the case of the Chief Executive Officer). Since these shares have not been handed over to their beneficiaries, for the purpose of calculating their cash value, the average closing price of the BBVA share for the trading sessions between 15 December 2020 and 15 January 2021 inclusive, has been taken as reference for such calculation (following the same criteria that would have been used to determine the portion in shares of the Annual Variable Remuneration of 2020 financial year, had it been accrued), which has led to a price of EUR 4.12 per share. Therefore, in the “Gross profit from consolidated financial instruments or shares (thousands of EUR)” cell it is stated the estimated value of those shares taking as reference the price mentioned. The price used to initially determine the number of shares of the Deferred Part of the AVR 2017 in accordance with the Policy applicable in such financial year was the average closing price of the BBVA share for the trading sessions between 15 December 2017 and 15 January 2018, which was EUR 7.25 per share.

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For non-executive directors, the amounts entered in the “Consolidated financial instruments in the 2020 financial year” cell correspond to “theoretical shares” in accordance with the system of fixed remuneration in BBVA shares with deferred delivery, as explained in section 3.1 of this Report, which have been accumulated by each non-executive director as of 31 December 2019. However, these shares do not constitute a financial instrument and cannot be listed or traded on any market, and therefore are not available for the directors. In the “Financial instruments granted during the 2020 financial year” cell there are included the “theoretical shares” allocated to each of them in said financial year (equivalent to 20% of the total annual fixed allowance in cash received in 2019 by each of them). These “theoretical shares” have not been delivered to the directors who still hold office and, in accordance with the BBVA Directors’ Remuneration Policy, they will be delivered, where applicable, on the date on which they cease to be directors for any grounds other than serious breach of duties. In the case of the directors who ceased to hold office in 2020, these shares were delivered, at a price of EUR 2.75 per share, and in the “Gross profit from consolidated financial instruments or shares (thousands of EUR)” cell it is included the monetization of said shares at the date of delivery.

iii)	Long-term savings systems

Name	Remuneration from consolidation of rights to savings system
Carlos Torres Vila	0
Onur Genç	0
José Manuel González-Páramo Martínez-Murillo	1,404

	Contribution in the financial year by the company (thousands of EUR)				Amount of accumulated funds (thousands of EUR)
Name	Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights		Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights
	2020 financial year	2019 financial year	2020 financial year	2019 financial year	2020 financial year	2019 financial year	2020 financial year	2019 financial year
Carlos Torres Vila			2,034	1,919			23,057	21,582
Onur Genç			253	141			0	0
José Manuel González-Páramo Martínez-Murillo	89			404	1,404			1,404

Comments

These correspond to contributions registered to fulfil the pension commitments undertaken with the executive directors in the 2020 financial year. In the case of the Group Executive Chairman and of the former executive director José Manuel González-Páramo Martínez-Murillo, these contributions correspond to the sum of the annual contributions to cover retirement benefits, death and disability premiums, and the adjustment made to the “discretionary pension benefits” for the 2019 financial year that fall due in the 2020 financial year (once the Annual Variable Remuneration for the 2019 financial year was determined). For the Chief Executive Officer, the registered contributions correspond exclusively to the premiums for death and disability coverage, as no commitments were made for retirement benefits.

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In the case of the former executive director José Manuel González-Páramo Martínez-Murillo, he has not accrued any further contributions after the date in which he ceased as director. The amount indicated in the “Remuneration from consolidation of rights to savings system” cell corresponds to the total of the accumulated funds as of the date on which he ceased as director to meet the retirement commitments made by the Bank, which, in accordance to the 2020 Policy and the conditions established in his contract, he will be entitled to receive, paid either in income or in capital, when he reaches the legally established retirement age. Of such amount, once the 2020 financial year has ended and the corresponding adjustments to the “discretionary pension benefits” of such financial year have been made, as detailed in section 3.3.3, EUR 147 thousand constitute “discretionary pension benefits” and are subject to the vesting and payment rules provided for such instruments in the applicable regulations, among which its payment in shares is included.

iv)	Detail other items

Name	Item	Amount of remuneration
Onur Genç	Mobility allowance	600
Onur Genç	Cash in lieu of pension	654
José Manuel González-Páramo Martínez-Murillo	Non-Compete post-contractual agreement	625

Comments

On one hand, these remunerations correspond to the commitments undertaken with the Chief Executive Officer included in the Policy, regarding the payment of an annual cash amount in lieu of a pension equivalent to 30% of the Annual Fixed Remuneration applicable in any given year; and an annual cash amount as a mobility allowance. On the other hand, in the case of the former executive director, José Manuel González-Páramo Martínez-Murillo, this remuneration corresponds to the amount received in 2020 as non-compete post-contractual agreement since the date on which he ceased to hold office as director of the Bank, that is, 13 March 2020.

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b)	Remuneration of company directors for membership on boards of other group companies:

i)	Remuneration accrued in cash (thousands of EUR)

Name	Fixed remuneration	Per diem payments	Remuneration for membership on Board Committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other items	2020 Total	2019 Total
No data

ii)	Table showing the roll forward from remuneration systems based on shares and gross profit from consolidated financial instruments or shares

Name	Plan name	Financial instruments at the beginning of the 2020 financial year		Financial instruments granted during the 2020 financial year		Consolidated financial instruments in the financial year				Expired and unredeemed instruments	Financial instruments at the end of the 2020 financial year
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	Nº. of equivalent/ consolidated shares	Price of consolidated shares	Gross profit from consolidated shares or financial instruments (thousands of EUR)	No. of equivalent shares	No. of instruments	No. of equivalent shares
No data

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iii)	Long-term savings systems

Name	Remuneration from consolidation of rights to savings system
No data

	Contribution in the financial year by the company (thousands of EUR)				Amount of accumulated funds (thousands of EUR)
Name	Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights		Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights
	2020 Financial year	2019 financial year	2020 Financial year	2019 financial year	2020 Financial year	2019 financial year	2020 Financial year	2019 financial year
No data

iv)	Detail other items

Name	Item	Amount of remuneration
No data

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c)	Summary of remuneration (in thousands of EUR):

	Remuneration accrued in the Company					Remuneration accrued in the Group
Name	Total cash remuneration	Gross profit from consolidated financial instruments or shares	Remuneration of savings systems	Remuneration from other items	2020 Financial year total (Company)	Total cash remuneration	Gross profit from consolidated financial instruments or shares	Remuneration from savings systems	Remuneration from other items	2020 Financial year total (Group)	2020 Financial year total Company + Group
Carlos Torres Vila	3,092	345			3,437						3,437
Onur Genç	2,618	164		1.254	4,036						4,036
José Miguel Andrés Torrecillas	515				515						515
Jaime Caruana Lacorte	568				568						568
Raúl Galamba de Oliveira	210				210						210
Belén Garijo López	361				361						361
Sunir Kumar Kapoor	172				172						172
Lourdes Máiz Carro	256				256						256
José Maldonado Ramos	357				357						357
Ana Peralta Moreno	246				246						246
Juan Pi Llorens	527				527						527
Ana Revenga Shanklin	168				168						168
Susana Rodríguez Vidarte	464				464						464
Carlos Salazar Lomelín	126				126						126
Jan Verplancke	201				201						201
Tomás Alfaro Drake	54	282			336						336
José Manuel González-Páramo Martínez-Murillo	265	54	1,404	625	2,348						2,348
Carlos Loring Martínez de Irujo	129	371			500						500
TOTAL	10,329	1,216	1,404	1,879	14,828						14,828

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d)	Other information of interest:

This annual report on remunerations was approved by the Company’s Board of Directors in its meeting held on 8 February 2021. List whether any directors voted against or abstained from voting on the approval of this Report: NO

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4.	Directors’ Remuneration Policy applicable in 2021

The BBVA Directors’ Remuneration Policy in force as of the date of this Report is the Policy approved by the General Shareholders’ Meeting held on 15 March 2019 for its application during 2019, 2020 and 2021 financial years, which has been described in section 3 above (for the purposes of this Report, the “2020 Policy”).

However, the Board of Directors, at the proposal of the Remunerations Committee has resolved to approve a new Policy, which will be submitted to the next General Shareholders’ Meeting of the Company, for its application during the 2021, 2022 and 2023 financial years (hereinafter the “Directors’ Remuneration Policy”, for the purposes of this Report, the “2021 Policy” or, for the purposes of this section, the “Policy”). If approved by the General Shareholders’ Meeting, this Policy will substitute the 2020 Policy currently in force.

Like the 2020 Policy, the 2021 Policy has been designed within the framework of commercial law and the specific regulations applicable to credit institutions and in accordance with the provisions of the Bylaws, considering, in addition, best practices and recommendations on the subject at a local and international level.

The Policy is based on the same principles as the Group’s Remuneration Policy and, in general, retains the same remuneration scheme as that established in the Directors’ Remuneration Policy approved by the General Shareholders’ Meeting in 2019, which has been described in section 3 above. However, it presents a number of new developments to improve in the incorporation of certain changes regarding remunerations included in the Code of Good Governance for listed companies of the National Securities Market Commission and in the Directive (UE) 2017/828 as regards the encouragement of long-term shareholder engagement (“SRD II”).

Likewise, in its review, Directive (UE) 201/878 (“CRV”) and the EBA Guidelines on sound remuneration policies, in current process of amendment by the European Banking Authority, have been taken into account to explicitly introduce the principle of equal pay for men and women which was already included in the BBVA Group Remuneration Policy.

Moreover, the 2021 Policy seeks to achieve a higher degree of alignment with market standards in terms of remuneration and to include other improvements, within the framework of the constant evolution of BBVA’s Corporate Governance System.

This Policy comes at a particularly difficult time, conditioned by the COVID-19 crisis, which is significantly affecting the societies in which the Group’s entities operate and because of which BBVA has carried out particularly active work to support all its stakeholders. In the area of remuneration, it has materialised in the decision of BBVA’s 330 main executives to waive, the whole or part, of the annual variable remuneration that they could have accrued in 2020 as a sign of identification with the Purpose and Values of the Bank and of solidarity with society.

Also, one of the fundamental aspects of the 2021 Policy is that it seeks to reinforce its alignment with the Group’s strategy and with the creation of long-term value. To this end, it establishes an adequate balance between the fixed and variable components of remuneration; as well as elements that ensure prudent risk management, value creation, sustainability and resilience of the business model, together with solvent growth and profitability of the latter. It also provides for a series of indicators to calculate annual variable remuneration that align with the strategic priorities defined by the Group, among which the inclusion of indicators related to sustainability associated with the Institution’s direct action in the field of climate change should be highlighted.

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In this sense, the Board of Directors and the Remunerations Committee have considered the increasing significance of the risks, to both the Bank and to society as a whole, related to sustainability and climate change. To this end, and in a manner consistent with BBVA’s Strategic Plan, which establishes sustainability as one of its strategic priorities, the Board of Directors is driving the integration of sustainability and the fight against climate change into the Group’s day-to-day business and activities, establishing targets that facilitate their implementation and the supervision and monitoring of their evolution.

The 2021 Policy also introduces relevant changes to the Group Executive Chairman’s pension system, to align the amount of the annual contribution to the retirement pension to the most recent recommendations in this area and to bring it closer to the contributions made in favour of the rest of the members of the Senior Management. The transformation of the Group Executive Chairman’s pension system has an impact on other remuneration elements, as indicated below.

Main developments of the 2021 Policy:

•	Explicit incorporation of the principle of equal pay for men and women.

•	Incorporation of sustainability metrics into the variable remuneration scheme for executive directors.

•	Changes to the payment schedule for the Deferred Portion of the Annual Variable Remuneration for executive directors.

•	Transformation of the Group Executive Chairman’s pension system, involving a change to the amounts of his remuneration and a reduction of his total compensation.

•	Changes to the malus and clawback clauses of the Annual Variable Remuneration of executive directors.

•	Adaptation to the new regulations, which will foreseeable entry into force in 2021, and to the good governance recommendations.

•	Technical improvements to enhance transparency and clarity of the remuneration system.

In the same way as the 2020 Policy, the 2021 Policy includes a differentiated bylaws framework for the remuneration of non-executive directors (Article 33º bis) and executive directors (Article 50º bis), as well as a description of their respective remuneration systems and the specific remuneration elements thereof.

The elements of the remuneration systems of both executive and non-executive directors are the same as those included in the 2020 Policy and have been set out in sections 3.1 and 3.2 of this Report. However, the 2021 Policy clarifies and systematises certain concepts to provide greater clarity and technical accuracy.

Decision-making process for approval of the Directors’ Remuneration Policy

In accordance with the provisions of article 17 of the Board of Directors’ Regulations, regarding remunerations, the Board has, among other functions, the one of approving the directors’ remuneration policy, for the purposes of its submission to the General Shareholders’ Meeting in the terms established under applicable regulations.

For its part, according to the provisions of article 31 of its Regulations, the Board of Directors of BBVA, has constituted specific committees which assist it in those matters that correspond to areas within their remit, having established a coordinated work scheme between the different corporate bodies that enables the proper exercise of their functions.

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Among the Board of Directors’ Committees, the Remunerations Committee is particularly relevant for the purposes of this Report given that it assists the Board in matters regarding remuneration attributed to it by the Regulations of the Board of Directors and its own Regulations, and in the rest of the applicable regulations at any given time.

Pursuant to article 5 of the Remunerations Committee Regulations, it shall have the functions attributed to it in it, notwithstanding any other that the law, the Bylaws, the Regulations of the Board of Directors or of the Committee themselves may attribute to it, or those that may be attributed to it by resolution of the Board of Directors. Among its functions, the Remunerations Committee has the competence to propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the Remuneration Policy for BBVA Directors, and to submit to the Board its corresponding report, all in accordance with the provisions of the applicable regulations at any given moment.

In addition, it has the function to ensure compliance with the remuneration policies established by the Company and review them periodically, proposing, where appropriate, any modifications that it deems necessary to ensure, amongst other things, that they are adequate for the purposes of attracting and retaining the best professionals, and that they contribute to the creation of long-term value and adequate control and management of risks, and address the principle of equal pay. In particular, the Committee shall ensure that the remuneration policies established by the Company are subject to internal, central and independent review at least once a year.

Therefore, notwithstanding the fact that the 2020 Policy is fully aligned with the currently applicable regulations and that the 2021 Policy proposal retains, in general, the structure of the current remuneration system, the regulatory changes regarding remuneration, foreseen for this financial year, along with the developments in market practice, the outcome from the dialogue between BBVA and its investors and the very nature of the Bank’s Corporate Governance System, have led the Remunerations Committee to carry out a review of the current remuneration policy and of the remuneration system as a whole.

In compliance with its functions, the Remunerations Committee continuously analyses the BBVA directors’ remuneration policy, with the collaboration of the technical services of the Bank regarding compensation and, when necessary, of the external experts that it deems necessary at any given time.

For this purpose, in addition to the advice of the Bank’s internal services, the Remunerations Committee has been assisted by two leading and independent consultancy firms on the remuneration for directors and senior managers: Willis Towers Watson, for analyses and market comparisons, and J&A Garrigues, S.L.P, for the legal analysis regarding the Policy.

In the development of the 2021 Policy proposal and, in particular, of the main remuneration conditions for the Group Executive Chairman and Chief Executive Officer, the Remunerations Committee analysed the remunerations in place for similar positions in comparable financial institutions, which make up BBVA’s peer group for remuneration purposes (included in Annex 1), as well as the market practice with regard to variable remuneration models, including deferral schemes.

4.1.	Remuneration system for non-executive directors

As stated above, the 2021 Policy does not provide for any changes to the remuneration system for non-executive directors. Therefore, according to the bylaws framework described in section 3.1 of this Report, and for the purpose of avoiding the arising of potential conflicts of interest and excessive risk assumption, the remuneration of the non-executive directors consists on an exclusively fixed remuneration, which is based on the criteria of responsibility, dedication and incompatibilities relating to the role that they undertake.

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Determinations for the 2021 financial year

A.	Annual fixed allowance

The Board of Directors has not approved changes for 2021 with respect to the annual fixed allowance amounts for non-executive directors approved by the Board at its meeting of 29 May 2019, at the proposal of the Remunerations Committee. These amounts are detailed in section 3.2.2 of this Report, and will remain in force until a new resolution is approved by the Board of Directors.

The details of the amounts paid for this concept during the current financial year will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Shareholders’ Meeting to be held next financial year.

B.	Remuneration in kind

The Bank will pay the corresponding casualty and healthcare insurance premiums in 2021 that will be allocated to directors as remuneration in kind.

The details of the amounts paid in kind during the current financial year will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Shareholders’ Meeting to be held next financial year.

C.	System of fixed remuneration with deferred delivery of shares

In accordance with the scheme provided for in Article 33º bis of the Bylaws, the Bank maintains a system of fixed remuneration with deferred delivery of BBVA shares for its non-executive directors.

The number of “theoretical shares” to be allocated to each non-executive director in 2021 will be equivalent to 20% of the total cash fixed allowance received by each beneficiary in 2020. The reference used to calculate the number of “theoretical shares” to assign is the average closing price of BBVA shares during the 60 trading sessions prior to the date of the Annual General Shareholders’ Meeting that approves the financial statements for the 2020 financial year.

The detail of the specific conditions applicable to this system for the term of 3 years of application of the Policy, including the number of shares that will be necessary to implement it, will be included in the 2021 Policy.

The number of “theoretical shares” allocated to each non-executive director during the current financial year, under this system, as well as the total number of “theoretical shares” accumulated by each non-executive director as of 31 December 2021, will be included in the next financial year’s Annual Report on the Remuneration of Directors.

4.2.	Remuneration system for executive directors

The 2021 Policy also retains the same remuneration system for executive directors provided for in the 2020 Policy, which is defined in accordance with best market practices. Its main items are set out in Article 50º bis of the Bank’s Bylaws and correspond to those generally applicable to members of BBVA’s Senior Management.

The fixed and variable items comprising the remuneration of executive directors have been described in section 3.2 above.

However, the 2021 Policy provides for significant changes to the Group Executive Chairman’s pension system, in order to bring the annual contribution in line with the latest recommendations on the matter and with the contributions made in favour of the rest of the Senior Management. This transformation of the pension system also impacts other remuneration items, as explained below.

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The Board of Directors, at the proposal of the Remunerations Committee, and with the agreement of the Group Executive Chairman, has resolved to modify the commitments made by the Bank in favour of the Group Executive Chairman to cover the retirement contingency, that were agreed in 2017 when the rights to which he was entitled by contract were reduced, as a result of the transformation of his previous system from one of defined benefit to one of defined contribution.

This modification involves the reduction of the amount of the annual contribution agreed, -which was established in an amount of EUR 1,642 thousand (equivalent, approximately, to 67% of his Annual Fixed Remuneration established in the former Policy) by virtue of the contractual rights that he had as of that date-, to establish that such annual contribution represents an amount equal to 15% of his Annual Fixed Remuneration established in the 2021 Policy.

As a result of the above, the rest of the contribution to the pension, set forth in the previous Policy, will be integrated, partly, in his Annual Fixed Remuneration and, partly, in his “Target” Annual Variable Remuneration, in an amount that respects, in each case, the current balance between these elements set by the Board of Directors (45% and 55%, respectively), with a reduction in the total amount to transfer to them of EUR 15711 thousand, which leads to a reduction of the total remuneration of the Group Executive Chairman with respect to the one established in the 2020 Policy.

In addition, within the pension system’s transformation, the commitments made by the Bank in favour of the Group Executive Chairman to cover the death and disability contingencies have been reviewed. In this respect, an agreement has been reached with the Group Executive Chairman to reduce the coverage levels provided for these contingencies in the 2020 Policy and in his contract, in the terms set out below in this Report.

Determinations for financial year 2021

Fixed Remuneration

A.	Annual Fixed Remuneration

The annual fixed remuneration of each executive director corresponds to the annual gross salary associated with the performance of executive duties. This remuneration reflects the level of responsibility of these duties and constitutes a fixed component of remuneration. It is in no case linked to variable parameters or results (the “Annual Fixed Remuneration” or “Salary”).

To determine this, and any possible updates to it, the Remunerations Committee shall take into account the duties assigned to and the level of responsibility of each executive director. Market analyses carried out by leading independent consultancy firms in the field shall also be considered, in order to establish remuneration that is appropriate for the duties performed, competitive in the market and aligned with that of peers. Other factors will also be considered, such as average increases of the remuneration paid to members of Senior Management. If such updates do arise, these will be stated in the Annual Report on the Remuneration of Directors, which is submitted each year to the General Shareholders’ Meeting for consideration.

[11]	Which represents a 25% reduction of the amount to be integrated in the Annual Fixed Remuneration.

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As a result of the transformation of the pension system described in the previous section, the Group Executive Chairman’s Annual Fixed Remuneration is determined in an amount that includes a portion of the previous contribution to the pension to cover the retirement contingency, with a reduction of 25%.

In the case of the Chief Executive Officer, the Board of Directors has not adopted any resolution to modify the amount of his Annual Fixed Remuneration.

The amounts established for this item for 2021 financial year, in accordance with the provisions of the 2021 Policy, would be the following:

Executive director	Annual Fixed Remuneration (EUR thousand)
Group Executive Chairman	2,924
Chief Executive Officer	2,179

B.	Remuneration in kind

In addition to their Annual Fixed Remuneration, the executive directors are beneficiaries of accident and healthcare insurance policies taken out by the Bank, that pays the corresponding premiums which are attributed to the directors as remuneration in kind. Furthermore, the Bank provides the executive directors with other benefits in kind that apply to the Bank’s Senior Management.

The details of the amounts paid in 2021 for the aforementioned items will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Shareholders’ Meeting to be held next financial year.

C.	Contributions to pension systems and other benefits

In addition, the executive directors shall have the right to pension systems and any other fixed benefits or allowances that generally form part of the remunerations of Senior Management; the amounts of which shall be stated annually in the Annual Report on the Remuneration of Directors.

In this respect, as indicated before, the Bank has made pension commitments to cover the retirement, death and disability contingencies of the Group Executive Chairman, under the terms described below in this Report (see section regarding Main terms and conditions of the executive directors’ contracts 2021).

In accordance with the pension system transformation, the amount of the annual contribution to the Group Executive Chairman’s pension system to cover the retirement contingency is established in an amount of EUR 439 thousand (from 2021 onwards), which will represent a percentage equal to 15% of this Annual Fixed Remuneration.

As regards the Chief Executive Officer, the Bank has not made any retirement commitments but has made commitments to cover the contingencies of disability and death under the same terms established in the 2020 Policy, which have been described in section 3.2 of this Report.

The amounts of the contributions and insurance premiums related to these systems for the 2021 financial year will be detailed in the Annual Report on the Remuneration of Directors to be submitted to the General Shareholders’ Meeting to be held next financial year.

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Variable remuneration

A.	Annual Variable Remuneration

The variable remuneration of the executive directors, in line with the corporate model applicable to the rest of the Group’s employees, and as set out in the 2020 Policy, consists of a variable incentive, awarded on an annual basis, which reflects their performance (the “Annual Variable Remuneration”, “AVR” or “Bonus”).

This variable remuneration shall be calculated for each executive director on the basis of a “Target” Annual Variable Remuneration approved by the Board of Directors, at the proposal of the Remunerations Committee, which represents the amount of the Annual Variable Remuneration if 100% of the pre-established targets set are achieved.

The amounts established for this item in 2021, are the following (in the case of the Group Executive Chairman it incorporates part of the previous contribution to the pension system for the retirement contingency, as previously stated):

Executive director	“Target” Annual Variable Remuneration (EUR thousand)
Group Executive Chairman	3,572
Chief Executive Officer	2,672

The amount of the AVR to be received in accordance with the scales of achievement, could be between 0% and 150% of the “Target” Annual Variable Remuneration, always subject to a limit of 100% of the fixed component of the total remuneration, unless the General Shareholders’ Meeting resolves to increase this percentage up to a maximum of 200%.

In accordance with the applicable award, vesting and payment system, a significant proportion (60%) of the Annual Variable Remuneration is deferred over the long term (5 years) (the “Deferred Portion” or “DAVR”). This may be reduced, but never increased, based on the results of multi-year performance indicators.

For the calculation of the 2021 Annual Variable Remuneration, the Board, at the proposal of the Remunerations Committee, has established the following annual performance indicators.

2021 AVR annual performance indicators

			Group Executive Chairman	Chief Executive Officer
Type		2021 AVR Annual Performance Indicators	Weighting	Weighting
Financial indicators	Results	Net attributable profit (excluding corporate operations)	10%	15%
		(TBV) Tangible Book Value per share	15%	10%
	Profitability	RORC	10%	10%
	Efficiency	Cost-to-income ratio	10%	15%
Non-financial indicators	Customer Satisfaction	IReNe	10%	15%
	Sustainable development	Mobilisation of sustainable financing	10%	10%
	Transformation	Digital sales	10%	10%
		Individual indicators	25%	15%

The financial indicators have been aligned with the Group’s most relevant management metrics, which correspond with the strategic priorities defined by the Institution, with their weighting being adjusted based on each executive director’s respective duties. These relate, inter alia, to the capacity to generate profits, efficiency, return on capital, value creation and present and future risks implicit in results.

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In turn, non-financial indicators relate to the degree of customer satisfaction, sustainable development, as well as to the rest of the Group’s strategic priorities. In the case of individual indicators, these are related to the objectives of each director, linked to the specific areas associated with the director’s responsibilities and duties, including indicators related to employee satisfaction, and other matters related to the strategic transformation of the Bank.

Another development is that a new indicator regarding Sustainability (Mobilisation of sustainable financing), directly linked to the activity carried out by the Group to comply with the commitments made to the market regarding climate change, has been incorporated in 2021, with a specific weighting to reinforce the commitment of both the Group Executive Chairman and the Chief Executive Officer, to enable BBVA to achieve its sustainable development targets in line with the Bank’s strategic priority of supporting customers in the transition to a sustainable future and, incorporating, therefore, an ESG (Environmental, Social, Governance) metric into the executive directors’ variable remuneration scheme.

Therefore, the annual performance indicators, both financial and non-financial, are directly related to the Bank’s strategic priorities:

1. Improving our clients’ financial health IReNe	4. Driving operational excellence Cost-to-income ratio, RORC, TBV, attributable profit and digital sales

2. Helping our clients transition towards a sustainable future Mobilisation of sustainable financing	5. The best and most engaged team Individual indicators

3. Reaching more clients Individual indicators	6. Data and Technology Individual indicators

In order to determine the degree of compliance with the Annual Performance Indicators (financial and non-financial) previously described, once 2021 financial year ends, the result of each indicator will be compared with its target, and the Annual Variable Remuneration will be calculated, depending on the degree of achievement, by applying the corresponding scales, in accordance with the weighting associated to each indicator, on the basis of the “Target” Variable Remuneration.

The resulting amount will constitute each executive director’s Annual Variable Remuneration for the 2021 financial year and will be subject to the award, vesting and payment system’s conditions set forth below.

Thus, the 2021 Policy, includes, as the 2020 Policy, a series of pre-established calculation rules for the Annual Variable Remuneration that exclude discretion, avoiding the arousal of conflicts of interest, and ensuring its alignment with the business strategy and the objectives, values and long-term interests of the Institution.

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2021 AVR multi-year performance indicators (ex-post risk adjustments)

In accordance with the award, vesting and payment system applicable to executive directors’ Annual Variable Remuneration, provided that the conditions are met, 40% of the Annual Variable Remuneration for the 2021 financial year will be paid—in equal parts cash and BBVA shares—generally in the first quarter of 2022. The remaining 60% will be deferred—40% in cash and 60% in shares—over a period of five years, subject to compliance with the following multi-year performance indicators that have been approved by the Board of Directors, at the proposal of the Remunerations Committee, and previously analysed by the Risk and Compliance Committee.

	Muti-year Performance Indicators 2021 AVR Deferred Portion	Weighting
Capital	Common Equity Tier 1 (CET 1) Fully Loaded	40%
Liquidity	Liquidity Coverage Ratio (LCR)	20%
Profitability	Return On Tangible equity (ROTE)	30%
Value creation	Total Shareholder Return (TSR)	10%

These indicators are aligned with the Group’s core risk management and control metrics, which relate to capital, liquidity, profitability, and to the creation of the Group’s value; and will be linked to scales of achievement such that, if the targets established for each indicator are not met in the three-year measurement period, the Deferred Portion of the Annual Variable Remuneration for 2021 pending payment may be reduced, yet never be increased.

In addition, the 2021 Annual Variable Remuneration will be subject to the rest of the conditions of the award, vesting and payment system applicable to executive directors’ Annual Variable Remuneration provided for in the 2021 Policy: (i) deferral rules; (ii) the withholding of received shares for one year; (iii) insurance or hedging prohibitions; (iv) criteria for updating the cash portion; (v) application of malus and clawback arrangements to 100% of the AVR; and (vi) limitation of the variable remuneration to 100% of the fixed component of the total remuneration amount unless this is increased by resolution of the General Shareholders’ Meeting.

Award, vesting and payment system of the Annual Variable Remuneration

The 2021 Policy contains rules regarding the Annual Variable Remuneration of executive directors which coincide, with the exceptions stated below, with the settlement and payment system established in the 2020 Policy and explained in section 3.2 of this Report. However, in its description a greater clarity of concepts has been sought, in line with the terminology of the applicable regulations. This system includes:

•	Conditions for the award of the Annual Variable Remuneration

•	Calculation rules of the Annual Variable Remuneration

•	Vesting and payment rules of the Annual Variable Remuneration

•	Deferral rules

•	Payment in shares

•	Withholding period

•	Ex post adjustments to the Deferred Portion of the Annual Variable Remuneration

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•	Payment schedule of the Deferred Portion of the Annual Variable Remuneration

•	Malus and clawback clauses

Therefore, the 2021 Policy, contains different measures to reduce exposure to excessive risks and to adjust remuneration to the long-term interests of the Bank, which have been outlined in sections 2 and 3 of this Report, as part of the description of the variable remuneration system applicable to Identified Staff and to the executive directors, including the specific rules for settlement and payment of the Annual Variable Remuneration established in the 2020 Policy, which coincide substantively with those set out in the 2021 Policy, although including the following developments:

The 2021 Policy proposes a modification of the payment schedule of the Deferred Portion of the Annual Variable Remuneration of each financial year with respect to the settlement and payment system established in the 2020 Policy, to further align it with market standards.

Thus, it is foreseen that the Deferred Part of the Annual Variable Remuneration is paid, if the relevant conditions are met, on a pro rata basis, once each of the years of deferral has elapsed, in an amount equal to 20% of the Deferred Annual Variable Remuneration each year, applying to the third, fourth and fifth year, if appropriate, the corresponding ex post adjustments.

A graphic example of the award, vesting and payment system of the Annual Variable Remuneration of executive directors is included below, taking as reference 2021 financial year:

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On the other hand, with the aim of continue to align the remuneration policy with best market practices and taking into account the outcome of the dialogue with shareholders, changes to malus and clawback clauses have been provided for in the 2021 Policy in order to include a new event that envisages the ability of the Bank to apply the reduction and recovery arrangements in the event that actions of the beneficiaries of the remuneration cause a significant reputational damage to the Bank.

Finally, for the purposes of aligning the Policy with the National Securities Market Commission’s Code of Good Governance of Listed Companies, revised in June 2020, the wording of the executive directors’ commitment not to transfer shares will be amended. In this sense, the Policy sets out that following the award of BBVA shares derived from the settlement of the variable remuneration of executive directors, they shall not be able to transfer their ownership until a period of at least three years has elapsed. Except for the case in which the director maintains, at the time of the transfer, a net economic exposure to the variation in the price of the shares for a market value equivalent to an amount of at least twice his Annual Fixed Remuneration through the ownership of shares, options or other financial instruments. The foregoing shall not apply to the shares that the director needs to dispose of to meet the costs related to their acquisition or, upon favourable assessment of the Remunerations Committee, to address an extraordinary situation.

B.	Other variable remuneration

In accordance with the provisions of the Bylaws and the Policy, the Bank’s executive directors shall be beneficiaries of the incentive schemes in place for all Senior Management of the Bank, which may include the delivery of shares—or stock options in relation thereto—or remuneration indexed to the value of the shares, subject to the requirements of the legislation in force at the time.

In the event that the Board of Directors deems it appropriate to establish an incentive of this nature during the term of validity of the Policy, it shall be subject to the approval of the General Shareholders’ Meeting, in accordance with the provisions of the applicable regulations.

Main terms and conditions of the executive directors’ contracts

Once the 2021 Policy is approved, the Group Executive Chairman’s contract must be updated so that it is adapted to the changes set out in it. However, the main conditions pertaining to executive directors’ contracts, set out in section 3.2 of this Report, remain unchanged:

•	They have an indefinite duration.

•	They do not establish any notice period, tenure or loyalty clauses.

•	They contain a welfare portion, according to the individual conditions of each executive director, including appropriate insurance and pension systems.

•	They include a post-contractual non-compete clause.

Pension commitments

The commitments made by the Bank to cover the Group Executive Chairman’s retirement contingency maintain the following characteristics, in line with the characteristics of the commitments made with the rest of the Senior Management:

•	It is part of an established system with a defined-contribution basis, for which the annual pension contributions to be made by way of retirement contingency are established in advance.

•	No provision is made for the pension to be received in advance.

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•	It is stipulated that 15% of the agreed annual contributions shall be considered “discretionary pension benefits”, pursuant to the provisions of the Bank of Spain’s Circular 2/2016.

Therefore, in the case of the Group Executive Chairman’s pension system:

•

He keeps being entitled to receive a retirement pension when he reaches the legal retirement age, the amount of which shall result from the cumulative annual contributions and their corresponding yields up to said date, which he may receive either in income or in capital, provided that his leave is not due to serious breach of his duties. In the event the contractual relationship terminates before he reaches retirement age for any reason other than the aforementioned, he will retain the right to this benefit, which will be calculated on the basis of the total contributions made by the Bank to that date, plus the corresponding cumulative yield, without the Bank having to make any additional contributions.

•

In accordance to the pension system’s transformation previously referred to, the amount of the annual contribution to the Group Executive Chairman’s pension system to cover the retirement contingency will be reduced from EUR 1,642 thousand to an amount of EUR 439 thousand (from 2021 onwards), which will, accordingly, represent a percentage of 15% of his Annual Fixed Remuneration.

•

15% of the agreed annual contributions to pension commitments shall be based on variable components and be considered “discretionary pension benefits”, subject to share delivery, retention and clawback conditions established for these types of benefits in applicable regulations.

Besides that, within the Group Executive Chairman’s pension system transformation, in addition to the changes previously referred to with regard to the retirement contingency, the Group Executive Chairman and the Board of Directors have reached an agreement to modify the commitments made by the Bank to cover the death and disability contingencies, reducing the coverage levels for each contingency with respect to what was established in this regard in the 2020 Policy, which has been set out in section 3.2 of this Report.

Therefore, these commitments will be governed by the following conditions:

•

In the event of death while in office, it is established the right to an annual widow’s pension and an annual orphan’s pension for each of his children until they reach the age of 25, of an amount equivalent to 50% and 20% (40% in the event of total orphanhood), respectively, of the Annual Fixed Remuneration, paid from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums to top up the benefits coverage. The cumulative benefits of the widow’s and orphan’s pensions may not exceed 150% of the Annual Fixed Remuneration.

•

Likewise, he is also acknowledged the right to receive an annual pension in the event of total or absolute permanent disability while in office, of an amount equivalent to 60% of his Annual Fixed Remuneration. Payment shall be made firstly from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums in order to top up the benefits coverage.

•

In the event of death while in disability situation, an annual widow’s pension and an annual orphan’s pension for each of his children until they reach the age of 25 is established, of an amount equivalent to 85% and 35% (40% in the event of total orphanhood), respectively, of the disability pension that he was receiving at that time. Such reversion will be in any case limited to a 150% of the disability pension itself.

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Coverages variation in terms of equivalence over the Annual Fixed Remuneration 2020/2021:

Contingency	Coverage level 2020 Policy (%RFA)	Coverage level 2021 Policy (%RFA)
Death (widow’s pension)	70%	50%
Death (orphan’s pension)	25%	20%
Permanent disability (while in office)	100%	60%
Death while in disability (widow’s pension)	70%	51%
Death while in disability (orphan’s pension)	25%	21%

In the case of the Chief Executive Officer, the commitments undertaken by the Bank regarding pension to cover the death and disability contingencies have not changed in respect of the provisions of the 2020 Policy, set out in section 3.2 of this Report. Therefore:

•

In the event of death while in office, he is acknowledged the right to an annual widow’s pension and an annual orphan’s pension for each of his children until they reach 25 years of age, of an amount equivalent of 50% and 20% (30% in the event of total orphanhood) respectively, of the Annual Fixed Remuneration of the previous 12 months, with the Bank assuming the corresponding annual insurance premiums to guarantee the benefits coverage.

The cumulative benefits of the widow’s and orphan’s pensions may not exceed 100% of the Annual Fixed Remuneration of the previous 12 months.

•

Likewise, he is also acknowledged the right to receive an annual pension in the event of total or absolute permanent disability while in office, of an amount equivalent to 62% of the Annual Fixed Remuneration of the previous 12 months, which will revert to his spouse and children in the event of death in the percentages described above, and with said reversion limited in any case to 100% of the disability pension, with the Bank assuming the corresponding annual insurance premiums in order to guarantee the benefits coverage.

Other fixed commitments undertaken with the Chief Executive Officer

For its part, the Chief Executive Officer retains his remaining conditions in force, and thus, he is entitled to the following fixed remunerations:

•	An annual amount in cash, in lieu of pension, equivalent to 30% of the Annual Fixed Remuneration.

•

An annual amount in cash, as mobility allowance, in line with the commitments undertaken with other expatriate members of the Bank’s Senior Management, the amount of which has been set at EUR 600 thousand per annum.

Post-contractual non-compete agreement

The inclusion of a post-contractual non-compete clause in the executive directors’ contracts, is also maintained in same terms as those provided for in the 2020 Policy, which have been set out in section 3.2 of this Report. Such clause has a duration of two years following their departure from their position. For this period, the Bank will award remuneration to an amount equivalent to their Annual Fixed Remuneration for each year in which the non-compete agreement remains in place, provided that the director’s departure is not due to retirement, disability or serious breach of duties.

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Other information relating 2021 financial year

Payments for the termination of the contractual relationship

The 2021 Policy does not include commitments to pay compensation to its directors for the termination of the contractual relationship, nor has the Bank made any other payment commitments resulting from the early termination thereof, other than the provisions of this Report.

Credits, advances and guarantees

As of the date of this Report, Directors are not awarded any remuneration in the form of or resulting from advances, credits or guarantees.

No remuneration components other than those set out in this Report.

There are no remuneration components other than those described in the preceding paragraphs.

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Annex 1: Peer group used for remuneration purposes

Peer group for remuneration purposes

Banco Santander	Spain
BNP Paribas	France
Société Générale	France
Barclays	United Kingdom
HSBC Holdings	United Kingdom
Lloyds Banking Group	United Kingdom
Deutsche Bank	Germany
Commerzbank	Germany
UniCredit	Italy
Intesa SanPaolo	Italy
Bank of America Corporation	USA
Citigroup	USA
Wells Fargo & Company	USA
The Bank of Nova Scotia	Canada
ING Group	Netherlands

This peer group is used to establish remunerations that are appropriate to the functions undertaken by directors and that are competitive with the remunerations of equivalent roles in the main comparable institutions of the Bank. It is also the one that has been used in relation to the Multi-year Performance Indicator TSR of the Deferred Annual Variable Remuneration of 2017.

In 2021, the Board of Directors, at the proposal of the Remunerations Committee, has resolved to modify the composition of this group to adapt it to the geographic presence of the Group. Thus, in consistence with the sale of the Bank’s franchise in the United States (BBVA USA) transaction, the three American banking entities (Bank of America Corporation, Citigroup, Wells Fargo & Company) have been removed; and the new entity resulting from the merger between Caixabank and Bankia, as well as a Mexican entity (Banorte), have been introduced. In this way, the peer group, including BBVA, now consists of 15 entities.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail

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Annex 2: Alignment with the Format set out in Circular 1/2020

The following table shows the location in this Report of the corresponding content provided for in the official model of the CNMV Report on Remuneration of Directors of Listed Companies, as approved by Circular 1/2020.

Content of the model Circular 1/2020	Report on Remunerations of BBVA Directors
A. REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT FINANCIAL YEAR	Sections 2 and 4

A.1 Explain the current director remuneration policy applicable to the financial year in progress. To the extent that it is relevant, certain information may be included in relation to the remuneration policy approved by the General Shareholders’ Meeting, provided that these references are clear, specific and concrete.	Section 4

A description must be given of the specific determinations for the current financial year (both in terms of the remuneration of directors in their status as such and for the performance of their executive functions) that the Board may have made in accordance with the contracts signed with the executive directors and with the remuneration policy agreed by the General Shareholders’ Meeting.	Sections 4.1 and 4.2

In all cases, the following information must be provided:

•  A description of the procedures and company bodies involved in determining and approving the remuneration policy and its terms and conditions.

•  An indication and, where applicable, an explanation of whether comparable companies have been taken into account in order to establish the company’s remuneration policy.

•  Information on whether any external advisers took part in this process and, if so, their identity.

Sections 4 and Annex 1

Relative importance of variable remuneration items vis-à-vis fixed remuneration items (remuneration mix) and the criteria and objectives taken into consideration in their determination and in order to guarantee a suitable balance between the fixed and variable components of the remuneration.	Section 4.2

In particular, state the actions taken by the company in relation to the remuneration system to reduce exposure to excessive risks and to align the system with the long-term objectives, values and interests of the company. These actions may include, as appropriate, measures taken to guarantee that the long-term results of the company are taken into account in the remuneration policy, the measures adopted in relation to those categories of staff whose professional activities have a material impact on the risk profile of the company and the measures taken to avoid conflicts of interest.	Sections 2 and 4

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Furthermore, state whether the company has established any period for the accrual or consolidation of certain variable remuneration items (in cash, shares or other financial instruments), or any deferral period for the payment of amounts or for the delivery of accrued and consolidated financial instruments, and whether any clauses have been agreed that reduce the deferred remuneration not yet vested or oblige the director to return remuneration received if such remuneration is based on figures that have clearly been shown to be inaccurate.	Sections 4.2 and 3.3.4

• Amount and nature of the fixed components that are expected to accrue for directors in their capacity as such during the financial year.	Section 4.1 Specific amounts will be detailed in the 2021 Annual Report on Remuneration

• Amount and nature of the fixed components that are due to be accrued during the financial year for the performance of senior management functions by executive directors.	Section 4.2 Specific amounts will be detailed in the 2021 Annual Report on Remuneration

• Amount and nature of any component of remuneration in kind that will accrue during the year, including, but not limited to, insurance premiums paid in favour of the director.	Sections 4.1 B (non-executive directors) y 4.2 B (executivec directors) Specific amounts will be detailed in the 2021 Annual Report on Remuneration

•  Amount and nature of the variable components, differentiating between those established in the short and long term.

•  The financial and non-financial parameters, including social, environmental and climate change parameters, selected to determine the variable remuneration in the financial year in progress. Explanation of the extent to which these parameters are related to the performance of both the director and the company and to the company’s risk profile, and of the methodology, time required and techniques established to determine the effective degree of compliance with the parameters used in the design of the variable remuneration at the end of the financial year, explaining the criteria and factors applied in regard to the time required and methods of verifying that the performance or any other conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.

Section 4.2 B

Indicate the range in monetary terms of the different variable components according to the degree of compliance with the objectives and parameters established, and whether any maximum monetary amounts exist in absolute terms.

Section 4.2

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•  Main characteristics of the long-term savings systems. Among other information, state the contingencies covered by the system (whether this is a defined contribution or defined benefit system) the annual contribution that needs to be made if a defined contribution system is used, the benefits directors are entitled to if a defined benefit system is in place, the conditions under which economic rights are consolidated for directors and their compatibility with any other type of payment or severance paid as a result of the early termination or dismissal of the director, or deriving from the termination of the contractual relationship between the company and the director under the terms provided.

State if the accrual or consolidation of any of the long-term savings plans is linked to the achievement of specific objectives or parameters related to the short- or long-term performance of the director.

Sections 4.2 and 3.2

•  Any type of payment or severance paid as a result of the early termination or dismissal of the director, or deriving from the termination of the contractual relationship between the company and the director under the terms provided.

•  This includes both the voluntary resignation of a director or the dismissal of a director by the company and any agreements reached (such as exclusivity, post-contract non-compete, tenure or loyalty agreements) that entitle the director to any type of remuneration.

Section 4.2 (The are no payments under this item) Section 4.2 (Post-contractual non-compete agreement)

•  State the conditions that contracts should respect for those exercising senior management functions as executive directors. Among others, information should be provided on the duration, limits on amounts of severance pay, minimum contract term clauses, notice periods and payment in lieu of these notice periods, and any other clauses relating to hiring bonuses, compensation and golden parachute clauses for early termination of the contractual relationship between the company and the executive director. Include, among others, the pacts or agreements on non-compete, exclusivity, tenure or loyalty, and post-contractual non-compete, unless these have been explained in the previous section.

Section 4.2

•  The nature and estimated amount of any other additional remuneration that will be accrued by directors over the current financial year as compensation for services provided in addition to those relating to their roles.

•  Other remuneration components such as advances, credits and guarantees granted to the director by the company, as applicable.

•  The nature and estimated amount of any other additional remunerations accrued by directors over the course of the current financial year that are not included in previous sections, whether paid by the entity or another group entity.

Section 4.2 There are no advances, credits or guarantees, nor any forms of supplementary remuneration that are additional to or distinct from those indicated in the Report

A.2 Explain any significant change in the remuneration policy, applicable in the current financial year resulting from:

•  A new policy or a change in policy that has already been approved by the Meeting.

•  Significant changes to the specific determinations established by the Board for the current financial year regarding the remuneration policy in force with respect to those applied in the previous financial year.

•  Proposals that the Board of Directors has agreed to submit to the General Shareholders’ Meeting, to which this annual report will be submitted, and which are proposed to be applicable to the current financial year.

Section 4

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A.3 Identify the direct link to the document where the company’s current remunerations policy is posted, which must be available on the company website.	Sections 1 and 4

A.4 Explain, taking into account the data provided in Section B.4, the outcome of the shareholders’ vote in the General Shareholders’ Meeting, which was consultative in nature, on the annual corporate governance report for the previous financial year.	Sections 4 and 3.4 (Statistical Appendix)

B. GLOBAL SUMMARY OF HOW THE REMUNERATION POLICY WAS APPLIED IN THE FINANCIAL YEAR CLOSED	Apartado 3

B.1 Explain the process followed to apply the remuneration policy and determine the individual remuneration contained in Section C of this report.

This information will include the role played by the Remunerations Committee, the decisions taken by the Board of Directors and, as the case may be, the identity and the role of the external advisors whose services have been used in the process of applying the remuneration policy in the financial year ended.

Section3.3.1

B.2 Explain the different actions taken by the company in relation to the remuneration system, in addition to how these actions have contributed to reducing exposure to excessive risks and allowed the system to be adapted to the company’s long-term objectives, values and interests. This explanation should include a reference to the measures adopted in order to guarantee that accrued remuneration has been included in the company’s long-term results, in addition to showing that a suitable balance between the fixed and variable components of the remuneration has been attained. It should also include the measures that have been adopted in relation to the categories of staff whose professional activities have a material impact on the company’s risk profile and the measures adopted to avoid conflicts of interest, where applicable.	Sections 2, 3.2 and 3.3.3

B.3 Explain how the remuneration accrued and vested over the financial year meets the provisions in the current remuneration policy.

Furthermore, report on the relationship between the remuneration obtained by the directors and the results or other performance measures of the company in the short and long term, explaining, as the case may be, how the variations in the performance of the company have influenced changes in the remuneration of directors, including accrued amounts where the payment is deferred, and how they contribute to the short- and long-term results of the company.

Sections 3.3.2 (non-executive directos) y 3.3.3 (executive directors)

B.4 Report on the outcome of the consultative vote at the General Shareholders’ Meeting on the remuneration for the previous financial year, indicating the number of “no” votes cast where applicable:	Section 3.4. (Statistical Appendix)

B.5 Explain how the fixed components accrued and vested over the course of the financial year by the directors in their status as such were determined, and how they have changed compared to the previous year.	Section 3.3.2

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B.6 Explain how the salaries accrued over the course of the financial year ended were determined, for each of the executive directors for performing their management duties, and how they have changed compared to the previous year.	Section 3.3.3

B.7 Explain the nature and main characteristics of the variable components of the remuneration system accrued and vested during the financial year ended.

In particular:

•  Identify each of the remuneration plans that determined the different types of variable remuneration accrued by each of the directors in the year last ended, including information on their scope, date of approval, date of implementation, any vesting conditions that apply, periods of accrual and validity, criteria used to evaluate performance and how this affected the establishment of the variable amount accrued, as well as the measurement criteria used and the time needed to be able to adequately measure all the conditions and criteria stipulated, explaining the criteria and factors applied in regard to the time required and the methods of verifying that the performance or any other kind of conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.

Section 3.3.3 C

In the case of option plans on shares or other financial instruments, the general characteristics of each plan will include information pertaining to the conditions for both acquiring unconditional ownership (vesting) and the ability to exercise those options or financial instruments, as well as the price and period for doing so.	Section 3.3.3.C

•  Each of the directors, and their category (executive directors, external directors, independent external directors and other external directors), that are beneficiaries of remuneration systems or plans that incorporate variable remuneration.

Section 3.4 (Statistical Appendix)

•  Information is to be provided on any periods for accrual, vesting or deferment of payment of vested amounts applied and/or the periods for retention/unavailability of shares or other financial instruments, if any.

Explain the short-term variable components of the remuneration systems.

Explain the long-term variable components of the remuneration systems

Section 3.2, 3.3.3 C and 3.4 (Statistical Appendix)

B.8 Indicate whether certain variable components have been reduced or clawed back when, in the former case, payment of non-vested amounts has been deferred or, in the latter case, they have vested and been paid, on the basis of data that have subsequently been clearly shown to be inaccurate. Describe the amounts reduced or clawed back through the application of the “malus” (reduction) or clawback clauses, why they were implemented and the years to which they refer.	Section 3.3.4 As of the date of this Report, executive directors’ variable remuneration has not been reduced or recovered in accordance with applicable remuneration policies

B.9 Explain the main characteristics of the long-term saving systems, the amount or equivalent annual cost of which appears in the tables in Section C, including retirement and any other survivor benefits that are financed, in whole or in part, by the Company, whether granted internally or externally, indicating the type of plan, whether it is a defined allocation or benefit, the contingencies it covers, the terms and conditions of consolidation of economic rights in favour of the directors and their compatibility with any type of indemnity due to early termination or termination of the contractual relationship between the Company and the director.	Section 3.2

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B.10 Explain, where appropriate, the severance pay or any other type of payment deriving from early dismissal or early resignation, or from the termination of the contract in the terms provided for therein, accrued and/or received by directors during the financial year ended.	Section 3.3.4 The are no payments under this item Section 3.3.4 (post-contractual non-compete agreement)

B.11 Indicate whether there have been any significant changes in the contracts of persons exercising senior management functions as executive directors, and, where appropriate, explain such changes.

In addition, explain the main conditions of the new contracts signed with executive directors during the financial year, unless these have already been explained in Section A.1.

Section 4

B.12 Explain any additional remuneration accrued by directors for services rendered outside of their post.	Section 3.3.4 Directors have not accrued any additional or different remuneration tan those described in this Report

B.13 Explain any remuneration granted in the form of advances, credits or guarantees, indicating the interest rate, key features and any amounts ultimately repaid, as well as the obligations assumed in return by way of guarantee.	Section 3.3.4

B.14 Detail the remuneration in kind accrued by the directors during the financial year, and briefly describe the nature of the different salary components.	Sections 3.3.2 B (non-executive directors) y 3.3.3 B (executive directors)

B.15 Explain the remuneration accrued by directors by virtue of payments settled by the listed company to a third company at which the director renders services when these payments seek to remunerate the director’s services to the company.	Section 3.3.4. There are no other forms of remuneration other than those described in the report.

B.16 Explain any remuneration item other than those listed above, regardless of its nature or the group entity paying it, particularly when the item may be considered a related-party transaction or when its issuance may distort the true picture of the total remuneration accrued by the director.	Section 3.3.4. There are no other forms of remuneration other than those described in the report.

C. DETAILS OF THE INDIVIDUAL REMUNERATIONS RECEIVED BY EACH EXECUTIVE DIRECTOR

Statistical Appendix	Section 3.4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 16, 2021	By: /s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors